Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___April___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:
______________________________________________________________________________

                 2007  annual general meeting


                          TELUS

                      March 9, 2007


TELUS Corporation

2007 annual general meeting

  notice of annual general meeting	                                     i
  invitation to shareholders	                                             1
  frequently asked questions on voting	                                     2
  business of the meeting	                                            10
  mandate and report of the Corporate Governance Committee	            19
  mandate and Report of the Pension Committee	                            23
  mandate and Report of the Audit Committee	                            25
  mandate and Report of the Human Resources and Compensation Committee
  report on executive compensation
  indebtedness of directors and officers
  securities authorized for issuance under Equity Compensation Plans	    59
  directors' and officers' insurance and indemnification	            73
  additional matters and information	                                    73
  Board approval	                                                    73
  appendix A: Statement of TELUS' corporate governance practices	    74
  appendix B: Terms of reference of the Board of Directors	            81



All figures reported in this information circular are in Canadian currency.


Notice of annual general meeting

    Notice is hereby given that the annual general meeting of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, May 2, 2007 at 11:00 a.m.
(EDT) at the Montreal Chateau Champlain, 1 Place du Canada, Montreal, Quebec, for the following purposes:

   1. receive the Company's 2006 audited consolidated financial statements together with the report of the auditors on those statements;
   2. elect directors of the Company for the ensuing year;
   3. appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration; and
   4. transact other business as may properly come before the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia on the 9th day of March, 2007. By order of the Board of Directors


Audrey T. Ho
Vice-President, Legal Services and
General Counsel and Corporate Secretary

Holders of common shares of the Company who are unable to attend this meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice or the instructions on the paper proxy.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. local time on April 30, 2007 or, if the meeting is adjourned, by 5:00 p.m. local time, on the second-last business day before the adjourned meeting date.


Invitation to shareholders

On behalf of the TELUS Board of Directors and the rest of the TELUS team, we invite you to join us at TELUS' annual general meeting (the "meeting"). This year, the meeting will be held:

        Date: Wednesday, May 2, 2007
        Time: 11:00 a.m. (EDT)
       Place: Montreal Chateau Champlain
	      1 Place du Canada
	      Montreal, Quebec

At the meeting, holders of common shares of TELUS (the "shareholders") will be asked to approve the business items in the notice of meeting and this information circular. We will also update you on the Company's current financial situation and on how TELUS is continuing to deliver on its strategy. At the end of the meeting, a question and answer session will take place. At the reception following the meeting, you will have an opportunity to meet your directors and executive leadership team.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meeting in person, we invite you to view our live webcast at telus.com/agm at 11 a.m.
(EDT) on May 2.

We look forward to seeing you.
Sincerely,

\s\ Brian A. Canfield                   \s\ Darren Entwistle
----------------------                  ---------------------
Brian A. Canfield                       Darren Entwistle
Chair of the Board of Directors         President and Chief Executive Officer


March 9, 2007


Information circular

Frequently asked questions

Q. Am I entitled to receive notice of the meeting and attend the meeting?

A. Yes, if you are a holder of common shares or non-voting shares of TELUS as of March 13, 2007, which is the record date for the meeting.

Q. Am I entitled to vote and what am I voting on?

A. If you hold common shares as of the close of business on March 13, 2007, you are entitled to cast one vote per common share on the election of directors and the appointment of auditors. If you hold non-voting shares as of the close of business on March 13, 2007 you have the right to attend and be heard at the meeting.

Q. Am I a registered or non-registered shareholder?

A. You are a registered shareholder if you have a share certificate registered in your name.
   You are a non-registered shareholder if:
* your common shares are registered in the name of an intermediary (for example, a bank, a trustee or an investment dealer) or the name of a clearing agency of which the intermediary is a participant; or
* you hold your common shares through the TELUS Employee Share Purchase Plan.

Q. How can I vote my common shares?

A. You can vote either by attending and voting your common shares at the meeting or, if you cannot attend the meeting, by having your common shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder.

Voting by attending the meeting - registered and non-registered shareholders

If you are a registered shareholder, you are entitled to attend the meeting and cast your vote in person.

If you are a non-registered shareholder, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.

Computershare Trust Company of Canada ("Computershare") is the trustee of all common shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan.

Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy

How you vote depends on whether you are a registered shareholder, a non-registered shareholder or a holder of employee shares.

Voting by proxy - registered shareholders

If you are a registered shareholder, you may vote your proxy in one of three ways:
* by paper proxy to be returned by mail or delivery;
* by telephone; or
* by Internet.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on April 30, 2007 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day before the adjourned meeting date.

* Proxy and voting by mail or delivery:

  To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

* Proxy and voting by telephone:

  To vote by telephone, call the toll-free number shown on the proxy form that was sent to you by mail or e-mail. Using a touch-tone telephone to select your voting preferences, follow the instructions and refer to your holder account number and proxy access number provided on your proxy.

  Note that you cannot vote by telephone if you wish to appoint as a proxy someone other than the person named on the proxy form. In that instance, your proxy should be voted by mail, delivery or Internet.

* Proxy and voting by Internet:

  To vote your proxy by Internet, visit the website address shown on the proxy form that was delivered to you by mail or e-mail. Follow the online voting instructions and refer to your holder account number and proxy access number provided on your proxy.

Voting by proxy - non-registered shareholders

If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, by following the instructions provided to you by the investment dealer or other intermediary.

If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet), to direct Computershare, in its capacity as trustee, as to how your employee shares are to be voted. Computershare, in its capacity as trustee, will deliver the proxy forms for use at the meeting for all votes to be cast at the meeting as indicated on all paper, telephone or Internet proxies.

The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare in its capacity as trustee according to the above procedures, the employee shares will not be voted by the trustee.

For employee shares to be voted at the meeting by the trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on April 30, 2007 or, if a meeting is adjourned, by 5:00 p.m., (local time), on the second-last business day before the adjourned meeting date.

If an employee holds common shares other than employee shares, another proxy must be completed to vote those shares, unless the employee attends the meeting and votes the common shares in person.

Q. Who votes my shares?

A. Each person named in the proxy to represent shareholders at the meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the meeting, however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting in order for your vote to be cast.

Q. How will my shares be voted if I return a proxy?

A. By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your common shares will be voted in favour of:

   1. electing as a director each person nominated by the Company for the ensuing year; and

   2. appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration.

Q. Can I revoke a proxy?

A. Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Such paper proxies can be delivered to the registered office of the Company, to the attention of TELUS' Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to and including April 30, 2007, or if the meeting is adjourned, on the business day before the date of the adjourned meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting or any adjournment thereof before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

As a holder of employee shares, if you have provided your proxy (by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (local time) on April 30, 2007 or, if a meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day before the reconvened meeting date.

Q. Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meeting?

A. Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 9, 2007, neither the directors nor senior officers of the Company are aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Q. Is my vote by proxy confidential?

A. Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders' votes, except:

   * as necessary to meet the applicable legal requirements;

   * in the event of a proxy contest; or

   * in the event a shareholder has made a written comment on the proxy.

Q. Who is soliciting my proxy?

A. Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. In addition to solicitation by mail, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for the Company in Canada and in the United States. The cost of solicitation is paid for by the Company.

Q. What are the quorum requirements for the meeting and how many common shares are outstanding?

A. A quorum at the meeting will consist of at least two persons present who are, or represent by proxy, holders of common shares holding in the aggregate at least 20 per cent of the issued and outstanding shares entitled to be voted at the meeting. On March 9, 2007, the Company had 177,671,014 common shares issued and outstanding.

Q. Does any shareholder beneficially own 10 per cent or more of the common shares that are outstanding?

A. No. To the knowledge of the directors and senior officers of TELUS, on March 9, 2007, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Q. What if I have a question?

A. If you have any questions regarding the meeting, please contact
   Computershare:

   *  phone:   1-800-558-0046 (toll-free within North America)
               1-514-982-7270 (outside North America)

   * fax:      (416) 263-9394

   * e-mail:   telus@computershare.com

   * mail:     Computershare Trust Company of Canada
	       9th floor, 100 University Avenue
	       Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

The Company and certain of its subsidiaries must comply with the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications Regulations"), the Telecommunications Act (Canada) (the "Telecommunications Act"), the Broadcasting Act (Canada) (the "Broadcasting Act") and the Radiocommunication Act (Canada) (the "Radiocommunication Act") in order to provide its wireline, wireless and digital television services. These statutes and their regulations restrict the ownership of voting shares by non-Canadians. To maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these statutes and their regulations, the level of non-Canadian ownership of the Company's common shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give carrier-holding corporations of Canadian common carriers certain powers to monitor and control the level of non-Canadian ownership of voting shares. As a carrier-holding corporation, the powers and constraints of the Telecommunications Regulations have been incorporated into the Articles of the Company and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. The powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and provides periodical reports to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares

Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such general meetings unless otherwise required by law. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an "exclusionary offer"). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act, and the Broadcasting Act and the regulations thereunder relating to ownership and control are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert their non-voting shares into an equivalent number of common shares.


Business of the meeting

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2006, including Management's discussion and analysis, are contained in the TELUS 2006 annual report - financial review. Shareholders who have requested a copy of the 2006 annual report will receive it by mail. If you did not request a copy, you may view the annual report online at telus.com/annualreport or obtain a copy upon request to TELUS' Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

All of the directors were elected by the holders of common shares on May 3, 2006.

The Board has fixed the number of directors at 12. At the meeting, shareholders are asked to vote for the 12 nominees proposed by the Company for election as directors of the Company. Each holder of common shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. Unless otherwise instructed, the persons named in the accompanying proxy as proxyholders (the "management proxyholders") intend to vote for the election of all 12 nominees whose names are set forth on pages 7 to 9. As described on page 9, the Company's majority voting policy applies to this election.

Management believes that all nominees are able to serve as directors. If, prior to the meeting, any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations were made at the meeting. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and positions held with the Company.

______________________________________________________________________________
R.H. (Dick) Auchinleck            R.H. (Dick) Auchinleck was employed by Gulf
Calgary, Alberta                  Canada, an oil and gas company, for 25
Age: 56                           years, retiring in 2001 as President and
Director since(1): 2003           Chief Executive Officer of Gulf Canada
                                  Resources after the sale of the company to
Independent                       Conoco Inc. He continues an association
                                  with the company as a member of the
Member of:                        ConocoPhillips Board. From 1999 to 2001,
Human Resources and               he was the President and Chief Executive
Compensation Committee            Officer of Gulf. He is currently a member
Corporate Governance              of the Board of Directors of Enbridge
Committee                         Commercial Trust and Red Mile
                                  Entertainment, Inc. and the EPCOR Center for
                                  the Performing Arts. In the past five years,
                                  Dick has served on the Boards of Sonic
                                  Mobility Inc. and Hydro One Inc. He received
                                  a Bachelor of Applied Science in Chemical
                                  Engineering from the University of British
                                  Columbia.
______________________________________________________________________________
A. Charles Baillie                A. Charles Baillie served as Chairman and
Toronto, Ontario                  Chief Executive Officer of The
Age: 67                           Toronto-Dominion Bank from 1998 until his
Director since(1): 2003           retirement in 2003. In addition to his
                                  affiliation with various educational and
Independent                       cultural organizations, Charles currently
                                  serves on the Board of Directors of Dana
Member of:                        Corporation, Canadian National Railway
Audit Committee                   Company and George Weston Limited. In the
                                  past five years, he has served on the Board
                                  of Directors of Ballard Power Systems Inc.,
                                  Quebecor World Inc., The Toronto-Dominion
                                  Bank and TD Waterhouse Inc. Charles is
                                  President of the Art Gallery of Ontario,
                                  Chancellor of Queen's University and has
                                  served as Chair of the Canadian Council of
                                  Chief Executives. He holds an Honours B.A.
                                  from Trinity College, University of
                                  Toronto, an MBA from Harvard Business
                                  School and an Honorary Doctorate of Law
                                  from Queen's University. In 2006 Charles
                                  was named an Officer of the Order of Canada
                                  and he was recently inducted to The
                                  Canadian Business Hall of Fame.
______________________________________________________________________________
Micheline Bouchard                Micheline Bouchard served as President and
Montreal, Quebec                  Chief Executive Officer of ART Advanced
Age: 59                           Research Technologies, a biomedical
Director since(1): 2004           company, from 2002 until July 2006. From
                                  2001 to 2002, she was Corporate
Independent                       Vice-President and General Manager,
                                  Enterprise Services Organization of
Member of:                        Motorola Inc. in Chicago. Micheline
Audit Committee                   currently serves as a director of Citadel
                                  Group of Funds, a member of the IWF
                                  Leadership Foundation and she is a past
                                  president of the Canadian Academy of
                                  Engineering. She has also served on the
                                  Boards of Directors of Sears Canada Inc.,
                                  Alliance Forest Products Inc. and Corby
                                  Distilleries Ltd. She holds a Bachelor's
                                  degree in Applied Sciences and a Master's
                                  Degree in Applied Sciences from Ecole
                                  Polytechnique, Montreal, Quebec. She also
                                  holds Honorary Doctorates from Universite
                                  de Montreal (HEC), the University of
                                  Waterloo, the University of Ottawa, Ryerson
                                  Polytechnic University and McMaster
                                  University. Micheline is a member of the
                                  Order of Canada.
______________________________________________________________________________
R. John Butler                    R. John Butler, Q.C. is counsel to Bryan &
Edmonton, Alberta                 Company, a law firm. John served on the
Age: 63                           Board of ED TEL (Edmonton Telephones) prior
Director since(1): 1995           to its acquisition in 1995 by TELUS
                                  Corporation and on the Board of TELUS
Independent                       Corporation prior to its 1999 merger with
                                  BC TELECOM Inc. He is a member of the Board
Member of:                        of Directors of Trans Global Insurance
Corporate Governance              Company and Trans Global Life Insurance
Committee                         Company, and a trustee of the Liquor Stores
Pension Committee                 Income Fund. In the past five years, John
                                  has also served as Chair of the Edmonton
                                  Eskimos Football Club and a member of the
                                  Board of Governors of the Canadian Football
                                  League. John holds a Bachelor of Arts and a
                                  Bachelor of Law from the University of
                                  Alberta.
______________________________________________________________________________
Brian A. Canfield                 Brian A. Canfield's career with TELUS spans
Point Roberts, Washington         over 50 years, including four years as
Age: 68                           Chair and Chief Executive Officer of BC
Director since (1): 1989          TELECOM Inc., three years as President and
                                  Chief Executive Officer and one year as
Independent                       President and Chief Operating Officer. He
                                  also served as President and Chief
Chair of the Board                Executive Officer of TELUS Corporation on
Member of:                        an interim basis from September 1999 to
Pension Committee                 July 2000, after which he resumed his role
                                  as Chair. He is a director of Suncor Energy
                                  Inc., a member of the Canadian Public
                                  Accountability Board and a member of the
                                  Crawford Panel on a Single Canadian
                                  Securities Regulator. In the past five
                                  years, Brian has also served as a director
                                  of Terasen Inc. and the Toronto Stock
                                  Exchange. In 1997, Brian was named an
                                  Honorary Doctor of Technology by the
                                  British Columbia Institute of Technology.
                                  In 1998 he was appointed to the Order of
                                  British Columbia and in 2006 he was made a
                                  member of the Order of Canada.
______________________________________________________________________________
Pierre Y. Ducros                  Pierre Ducros is President of P. Ducros &
Montreal, Quebec                  Associes Inc., an investment and
Age: 67                           administration firm. Previously, he was
Director since(1): 2005           President and CEO of DMR Consulting Group,
                                  Inc. (Canada), which he co-founded in 1973.
Independent                       Pierre has also held various management
                                  positions at IBM Canada Limited and served
Member of:                        as an officer of the Royal Canadian Navy.
Audit Committee                   He is presently a member of the Boards of
                                  Directors of Manulife Financial
                                  Corporation, Cognos Incorporated, Emergis
                                  Inc., RONA Inc. and the Canadian Instituted
                                  for Advanced Research. In the past five
                                  years, he served as a director of Nstein
                                  Technologies Inc. and Engenuity
                                  Technologies Inc. Pierre obtained a
                                  Bachelor of Arts Degree from the Universite
                                  de Paris at College Stanislas in Montreal
                                  in 1956. He graduated from the Royal
                                  Military College of Canada in 1960 and also
                                  obtained a Bachelor of Engineering
                                  (Communications) degree from McGill
                                  University in 1961. Pierre is a member of
                                  the Order of Canada and an officer of the
                                  Order of Belgium.
______________________________________________________________________________
Darren Entwistle                  Darren Entwistle has been President and
Vancouver, British Columbia       Chief Executive Officer of TELUS
Age: 44                           Corporation since July 10, 2000. He began
Director since(1): 2000           his career at Bell Canada in 1988 and
                                  joined Cable & Wireless plc (C&W) in 1993
Not independent                   in the UK, holding key positions in finance
                                  and operations and becoming President,
                                  Global Services, UK & Ireland prior to
                                  joining TELUS. Darren is a member of the
                                  Board of Directors of TD Bank Financial
                                  Group and the Board of Governors of McGill
                                  University. He is also the Chair of the
                                  Royal Conservatory of Music's Capital
                                  Campaign. Darren holds a Bachelor of
                                  Economics (Honours) from Concordia
                                  University in Montreal, an MBA from McGill
                                  University and a Diploma in Network
                                  Engineering from the University of Toronto.
______________________________________________________________________________
Ruston E.T. Goepel                Ruston E.T. Goepel is Senior Vice President
Vancouver, British Columbia       of Raymond James Financial Ltd., an
Age: 64                           investment firm. Rusty serves as a director
Director since(1): 2004           of Spur Ventures Ltd., Auto Canada Income
                                  Fund, Amerigo Resources Ltd., and Baytex
Independent                       Energy Trust. Rusty is the past Chairman of
                                  the Business Council of BC and serves on
Member of:                        the Boards of two not-for-profit
Audit Committee                   organizations - the Vancouver 2010 Olympic
                                  Organizing Committee and The Vancouver
                                  Airport Authority. He is a past director of
                                  Premium Brands Income Trust, Duke Seabridge
                                  Ltd., Smith Tractor Inc. and Coast Tractor
                                  Ltd. Rusty holds a Bachelor of Commerce
                                  from the University of British Columbia and
                                  is a recipient of the Queen's Jubilee Medal
                                  for Business Leadership and Community
                                  Services.
______________________________________________________________________________
John S. Lacey                     John S. Lacey was the Chairman of the Board
Thornhill, Ontario                of Directors of Alderwoods Group, Inc., an
Age: 63                           organization operating funeral homes and
Director Since(1): 2000           cemeteries within North America, until
                                  November 2006. From January 1999 to January
Independent                       2002, John was the Chairman of the Board of
                                  Directors of Loewen Group. He is Chairman
Chair of:                         of the Advisory Board of Tricap, a director
Human Resources and               of Cancer Care Ontario, the Canadian
Compensation Committee            Imperial Bank of Commerce, and Stelco Inc.
                                  and is currently the Chairman of Doncaster
Member of:                        Racing Inc. and Doncaster Consolidated Ltd.
Corporate Governance              In the past five years, he also served on
Committee                         the Board of Directors of Alderwoods Group,
                                  Inc., Canadian Tire Corporation, Limited,
                                  Western Forest Products Ltd., the Liquor
                                  Control Board of Ontario and Clarica, Inc.
                                  John has completed the Program for
                                  Management Development at Harvard Business
                                  School.
______________________________________________________________________________
Brian F. MacNeill                 Brian F. MacNeill retired as Chief
Calgary, Alberta                  Executive Officer of Enbridge Inc., an
Age: 67                           integrated pipeline company, on January 1,
Director since(1): 2001           2001. Prior to that he was Executive Vice
                                  President and Chief Operating Officer of
Independent                       Enbridge Inc. and he has served on the
                                  Board of Enbridge Inc. He is currently
Chair of:                         Chairman of Petro-Canada and a director of
                                  TD Bank Financial Group and West Fraser
Audit Committee                   Timber Co. Ltd. Brian also serves as Chair
                                  of the Board of Governors of the University
                                  of Calgary. In the past five years, Brian
                                  has served on the Board of Directors of
                                  Dofasco Inc., Veritas DGC Inc., Legacy
                                  Hotels REIT, Sears Canada Inc. and Western
                                  Oil Sands Inc. Brian is a chartered
                                  accountant and is a Fellow of the Chartered
                                  Accountants of Alberta. He also holds a
                                  Bachelor of Commerce from Montana State
                                  University. Brian is a member of the Order
                                  of Canada.
______________________________________________________________________________
Ronald P.                         Triffo Ronald P. Triffo is the Chairman and a
Edmonton, Alberta                 director of Stantec Inc., an engineering
Age: 67                           and international professional services
Director since(1): 1995           company where he served in various
                                  executive management positions for more
Independent                       than 25 years. He is the Chairman of the
                                  Alberta Ingenuity Fund and the immediate
Chair of:                         past Chairman of ATB Financial. Ron is also
Corporate Governance              a member of Alberta's Promise, the Advisory
Committee                         Council of the Faculty of Medicine and
                                  Dentistry at the University of Alberta and
Member of:                        the Board of Governors of Junior
Pension Committee                 Achievement of Northern Alberta. He served
                                  as a director and Board Chairman of ED TEL
                                  (Edmonton Telephones) prior to its
                                  acquisition in 1995 by TELUS Corporation.
                                  He is also a past president of the
                                  Consulting Engineers of Alberta and the
                                  Association of Consulting Engineers of
                                  Canada, and a past Chair of the Alberta
                                  Economic Development Authority. Ron holds a
                                  Bachelor of Science in engineering from the
                                  University of Manitoba and an MSc
                                  (Engineering) from the University of
                                  Illinois.
______________________________________________________________________________
Donald Woodley                    Donald Woodley is the President of The
Mono Township, Ontario            Fifth Line Enterprise, a privately held
Age: 61                           company providing strategic advisory
Director since(1): 1998           services and executive coaching to the
                                  Canadian IT industry. For ten months in
Independent                       2006, he served as interim CEO and
                                  President of Gennum Corporation. He still
Chair of:                         serves as a director of Gennum and is also
Pension Committee                 a director of DataMirror Corporation,
                                  Canada Post Corporation and Steam Whistle
Member of:                        Brewing Inc. Don is a Past Chair of the
Human Resources and               Board of Governors of ITAC (Information
Compensation Committee            Technology Association of Canada), a Past
                                  Chair of the Board of Governors of The
                                  Stratford Festival of Canada, and a member
                                  of the Board of Directors of the Hospital
                                  for Sick Children Foundation. He holds a
                                  Bachelor of Commerce from University of
                                  Saskatchewan and an MBA from the Richard
                                  Ivey School of Business at the University
                                  of Western Ontario.
______________________________________________________________________________
(1) The Company or any of its predecessors.


       Majority voting policy

       In February 2007, the Board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance Committee. Under this new policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Corporate Governance Committee will consider the resignation and make its recommendation to the Board on whether the resignation should be accepted. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision. The Board will announce its decision (including the reasons for not accepting any resignation) via press release within 90 days of the meeting where the election was held. The Board will not re-nominate for re-election any director who fails to comply with this policy.

Board and committee meetings held for the year ended December 31, 2006

Board/Committee                              Total number of        In-Camera
                                             meetings               Sessions

Board                                             8                    Yes
Audit Committee [AC]                              5                    Yes
Corporate Governance Committee [CGC]              4                    Yes
Human Resources and Compensation                  5                    Yes
Committee [HRCC]
Pension Committee [PC]                            4                    Yes



Board and committee meeting attendance by directors for the year ended December 31, 2006

Attendance of directors
                                                 Board               Committee
                                                 meetings             meetings
                                                 attended             attended
Director

Brian A. Canfield(1) (Board Chair) (PC)           8 of 8               4 of 4
R.H. (Dick) Auchinleck(HRC, CGC)                  8 of 8               9 of 9
A. Charles Baillie (AC)                           8 of 8               5 of 5
Micheline Bouchard(AC)                            8 of 8               5 of 5
R. John Butler(CGC) (PC)                          8 of 8               8 of 8
Pierre Y. Ducros(AC)                              8 of 8               5 of 5
Darren Entwistle (2)                              8 of 8                 --
Ruston E.T. Goepel(AC)                            8 of 8               5 of 5
John S. Lacey(HRC, Chair) (CGC)                   7 of 8               9 of 9
Brian F. MacNeill(AC, Chair)                      8 of 8               5 of 5
Ronald P. Triffo(CGC, Chair) (PC)                 8 of 8               8 of 8
Donald Woodley (PC, Chair) (HRC)                  8 of 8               9 of 9


(1) In addition to Pension Committee meetings, Brian A. Canfield regularly attended meetings of other committees.

(2) Darren Entwistle does not serve on any committee of the Board, but regularly attended committee meetings.


Director compensation

Each director of the Company who is not an employee of the Company receives an annual retainer for acting as a director on the Board and each committee served, and a fee for each Board and committee meeting attended. Darren Entwistle, the only employee director, is not entitled, however, to receive any compensation or benefits for serving as a director of TELUS.

Directors may elect to receive their annual retainers and meetings fees in any combination of cash, deferred share units ("DSUs") and TELUS shares, except that a director who has not met the equity ownership target must receive one half of the annual board retainer in shares or DSUs until the target is reached.

A fulsome review of directors' compensation was conducted in 2006. The Corporate Governance Committee considered compensation principles, alignment with shareholder value, executive compensation principles and the extent to which they are relevant, and the magnitude of pay. The Corporate Governance Committee engaged Hewitt Associates to assist in determining a comparator group and gather comparators' information. The Corporate Governance Committee selected a comparator group that focused on public companies in similar industries as well as public companies of comparable complexity and size in different industries.

The Corporate Governance Committee concluded that:

* the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company;
* equity is an important element of compensation to emphasize alignment with shareholder value;
* the magnitude of equity pay should be fixed at a specified value rather than a specified number of DSUs to better maintain alignment with market; and
* compensation should be reviewed and set each year to ensure that it remains current and aligned with market.

The Corporate Governance Committee determined that it is appropriate to target cash compensation for a director (excluding meeting fees) at the 50th percentile and total compensation (excluding meeting fees) at the 75th percentile.

The Corporate Governance Committee then reviewed the principles against the market data compiled by Hewitt Associates, and recommended that cash compensation should be increased for the Board and the Audit Committee Chair while equity grants should be determined based on a specified dollar value rather than a specified number of equity to better reflect market value at the time of grant. These principles were approved by the Board. Applying them, the Board approved certain changes to directors' compensation for the 2007 year.

The schedule of retainer and meeting fees payable for 2006 and 2007 is set forth in the following table. Meeting fees paid to directors (other than the Chair and the Chief Executive Officer, or CEO, who do not receive such fees) for board and committee meeting attendance in 2006 ranged from $24,000 to $27,000 each.


------------------------------------------------------------------------------
Board service                    2006                     2007
------------------------------------------------------------------------------
Annual directors' retainer       $25,000                  $40,000
Meeting fee                       $1,500                   $1,500
Annual equity grant                3,500 deferred        $110,000 in deferred
                                         share units              share units
------------------------------------------------------------------------------
Committee service: Audit
------------------------------------------------------------------------------
Chair's retainer                 $10,000                  $15,000
Member retainer                   $6,000                   $6,000
Meeting fee                       $3,000                   $3,000
------------------------------------------------------------------------------
Committee service: All other committees
------------------------------------------------------------------------------
Chair's retainer                  $6,000                   $6,000
Member retainer                   $3,000                   $3,000
Meeting fee                       $1,500                   $1,500
------------------------------------------------------------------------------
Chair of the Board
------------------------------------------------------------------------------
Annual retainer                 $200,000                 $225,000
Meeting fee                         -                       -
Annual equity grant                6,000 deferred share  $150,000 in deferred
                                          units                   share units
------------------------------------------------------------------------------

Director equity ownership and values as at year-end

Equity ownership targets

The Chair of the Board is required to hold at least $500,000 in TELUS equity, and the other directors (other than employee directors) are required to hold at least $300,000 in equity, in each instance within five years of appointment to such position.

All of the proposed non-employee directors have exceeded their ownership targets. See the table on page 12 for total equity ownership of each director.

Actual ownership at year-end

The following table shows the number of shares, DSUs and options held or controlled by each non-management director and their total dollar value as at December 31, 2006, based on the closing price of TELUS' common or non-voting shares, as applicable, on the Toronto Stock Exchange (the "TSX") on December 29, 2006. Information for TELUS' sole employee director, Darren Entwistle, can be found at page 31:

-------------------------------------------------------------------------------------------------------------
Directors               Number of          Number of        Total value of     Ownership        Number of
                        common/non-        DSUs             shares and DSUs    target met(1)    options(2)
                        voting shares      (common/non-
                                           voting)
-------------------------------------------------------------------------------------------------------------
Dick Auchinleck	        3,185/6,000        0/17,038	     $1,369,128        Yes (4.5x)	   0/0
-------------------------------------------------------------------------------------------------------------
Charles Baillie	            0/65,200	   0/15,148	     $4,180,506	       Yes (13x) 	   0/0
-------------------------------------------------------------------------------------------------------------
Micheline Bouchard      1,713/1,871	   0/10,916	       $756,987	       Yes (2.5x)  	   0/0
-------------------------------------------------------------------------------------------------------------
R. John Butler	          984/4263	   0/14,693	     $1,038,944	       Yes (3x)	       3,050/2,700
-------------------------------------------------------------------------------------------------------------
Brian Canfield          9,926/6,976    4,671/25,188	     $1,935,348	       Yes (4x)	      74,000/5,400(3)
-------------------------------------------------------------------------------------------------------------
Pierre Ducros	          329/642	   0/7,138	       $422,401	       Yes (1.4x)	   0/0
-------------------------------------------------------------------------------------------------------------
Ruston Goepel	            0/16,500	   0/10,841	     $1,422,552        Yes (4.7x)	   0/0
-------------------------------------------------------------------------------------------------------------
John Lacey	       12,108/651	   0/15,687	     $1,498,086	       Yes (4.7x) 	   0/2,700
------------------------------------------------------------------------------------------------------------
Brian MacNeill	        1,000/5,269	   0/29,386	     $1,856,620	       Yes (6.1x)	   0/2,700
------------------------------------------------------------------------------------------------------------
Ronald Triffo	        1,567/522      6,689/28,309	     $1,941,992	       Yes (6.4x)      4,100/2,700
-------------------------------------------------------------------------------------------------------------
Don Woodley	        5,678/864 	   0/14,693	     $1,113,317	       Yes (3.7x)      3,050/2,700
-------------------------------------------------------------------------------------------------------------

(1) Excluding options.
(2) Options for common shares/options for non-voting shares.  In 2003, TELUS stopped granting options to directors.
(3) Mr. Canfield's options include options received for prior service as CEO.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the ten years ended December 31, 2006, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In December 1998, John Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen's filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies' Creditors Arrangement Act (Canada) ("CCAA"). In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. ("Stelco") as a nominee of Tricap Management Limited ("Tricap"). Stelco filed for bankruptcy protection under the CCAA in January 2004. Mr. Lacey's appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco's nine directors. Charles Baillie is a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company has indicated that it expects to emerge from bankruptcy in late 2007.

Other than as disclosed, for the ten years ended December 31, 2006, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days. On June 14, 2006, and at the request of Cognos Incorporated ("Cognos"), the Ontario Securities Commission ("OSC") issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators. The delay was related to a review by the United States Securities and Exchange Commission ("SEC") of the way Cognos allocated revenue between post-contract customer support and licence fees. The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos' revenue recognition policy.


3. Appointment of auditors

In 2002, upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy that resulted from the Company's then current auditors, Arthur Andersen LLP, ceasing to practice public accounting in Canada. Deloitte & Touche LLP were re-appointed auditors of the Company on May 3, 2006 at the annual general meeting of the Company.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors and authorize the directors to fix the remuneration of the auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors

The two tables below set out the services provided by the Company's external auditors. This extensive disclosure complies with the SEC rules on auditor independence, and the services have been separated into four categories as mandated by the SEC. This information is also contained in the Company's 2006 Annual Information Form.

The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2006 to December 31, 2006:

Summary of billings for TELUS for the period January 1 to December 31, 2006


              Type of work	   Deloitte & Touche	  %
              -------------------------------------------------
              Audit fees	    $3,757,244	        94.11
              Audit-related fees       162,000	         4.06
              Tax fees	                72,763	         1.83
              All other fees	          --	           --
              -------------------------------------------------
              Total	            $3,992,007	       100.0
              =================================================


The following table is a summary of billing by Deloitte & Touche, LLP, as auditors of TELUS, during the period from January 1, 2005 to December 31, 2005:

Summary of billings for TELUS for the period January 1 to December 31, 2005


              Type of work	   Deloitte & Touche	  %
              -------------------------------------------------
              Audit fees	    $2,237,606	        90.7
              Audit-related fees       195,584	         7.9
              Tax fees	                33,180	         1.4
              All other fees	          --	          --
              -------------------------------------------------
              Total	            $2,466,370	       100.0
              =================================================




Mandate and report of the Corporate Governance Committee

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Corporate Governance Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of the Company's corporate governance practices. The Corporate Governance Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, and providing ongoing development for directors and overseeing Board and director evaluations. The Corporate Governance Committee assesses and makes recommendations to the Board for its determination of the "independence" and "financial literacy", "financial expertise", "accounting or related financial management expertise" of directors as defined under corporate governance rules and guidelines.

Membership

The current members of the Corporate Governance Committee are Ron P. Triffo (Chair), R. H. Auchinleck, R. John Butler and John S. Lacey. All members are independent.

Meeting

The Corporate Governance Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it holds an in-camera session without management present. The Corporate Governance Committee met four times during 2006 and held four in-camera sessions.

Highlights

In 2006, the Committee undertook an extensive review of the following practices that went beyond its annual activities.

Removal of mandatory retirement requirement on directors

The Board removed the requirement that directors retire at the age of 70. This decision was based on an extensive review led by the Corporate Governance Committee. The Corporate Governance Committee examined the purpose for the requirement, the correlation between a director's age and effectiveness, and the need for regular Board rejuvenation. It considered the profile and age of the current directors and their years of service, the Board renewal that has taken place organically, the robust annual evaluation of directors already in place, the need to keep crucial talent on the Board beyond age 70, the expectation of increased competition for qualified directors among large public companies, and the fact that five out of the 12 directors would reach age 70 before the 2010 annual general meeting including relatively new directors who would have served on the Board for well under ten years at that time. Maintaining a mandatory retirement age of 70 would cause the Company to lose qualified directors who would have served on the Board for a relatively short tenure. The Corporate Governance Committee considered alternatives such as raising the mandatory retirement age to 72 or another age, setting maximum terms of service and creating an explicit discretion to waive the requirement on an exception basis.

Ultimately, the Corporate Governance Committee concluded that, with a vigorous evaluation process in place, mandatory retirement is not the optimal means of ensuring Board renewal and age is not the optimal means of ensuring director effectiveness, and that with the present tenure and profile of the Board, maintaining a mandatory retirement age at 70 or another age is not in the best interests of the Company. This assessment was supported by data on market trends which indicate that more companies are waiving retirement age in order to retain board talent, shifting towards a reliance on competence assessment rather than age, and increasing the average age of directors to overcome increasing difficulty in recruiting current CEOs from other businesses to serve on boards.

Succession planning and committee composition

The Corporate Governance Committee focused on Board committee composition in its 2006 review on succession planning. It considered and then recommended to the Board a set of guidelines, some of which have been informally put into practice in previous years. They include:

* rotating directors onto all Board committees so that over time, during their tenure on the Board, they acquire a detailed understanding of all areas of responsibilities through the committees and all have an opportunity to chair a Board committee;

* enhancing Board renewal by setting general guidelines for minimum and maximum term of service on Board committees and for Committee Chairs;

* establishing transition periods where necessary when committee chairs step down; and

* ensuring rotation does not negatively impact stability and continuity of operations of these committees.

The Corporate Governance Committee specifically reviewed the tenure of each director on each committee as well as succession planning for the Audit Committee financial expert.

The Board accepted the Corporate Governance Committee's recommendations and, as an immediate step, appointed Don Woodley to chair the Pension Committee and begin the transition that will enable John Butler to step down from that committee following his lengthy service.

Enhanced commitment to corporate governance

During 2006, the Corporate Governance Committee undertook the following initiatives as part of its commitment to best practices for corporate governance:

* recommended to the Board for approval the adoption of a majority voting policy;

* recommended to the Board for approval, together with the Human Resources and Compensation Committee, pre-approval of compensation consultant engagement for material non-Board work;

* recommended to the Board for approval changes to the Board Policy Manual to reflect changes in practice or actual practice;

* prior to aborting the Company's proposal to convert into an income trust, reviewed and discussed with management the principles to be adopted upon conversion of the Company into an income trust, and supported management in the development of a best-in-class governance structure. In that regard, the Corporate Governance Committee received a briefing from management on the views of governance stakeholders, model legislation as well as industry research data;

* received and considered with management frequent updates on changing laws and regulations, rules and corporate governance initiatives taken by securities regulators and other stakeholders, emerging best practices and their implications for the Company; and

* reviewed the implications of secondary market civil liability in Ontario and other provinces where similar legislation was being adopted, including the impact on the Company's policies and processes.

Initiatives relating to directors

The Corporate Governance Committee undertook the following additional initiatives related to directors:

* reviewed and recommended to the Board for approval nominees for election as directors;

* considered the resignations of several directors tendered automatically upon a change in their employment, as required by the Board Policy Manual, and recommended to the Board refusal of those resignations on the basis that they do not negatively affect the directors' service;

* continued the ongoing education program for all directors;

* conducted an annual review of the succession planning process for the Board Chair and the Committee Chairs;

* conducted an annual review of the eligibility criteria to act as a director; and

* conducted an annual evaluation of the Board as a whole, and of each director of the Company, the Chair of the Board and the Chairs of each committee.

For more information on director compensation see the tables on page 11.

Signed, members of the Corporate Governance Committee

s/s Ron P. Triffo
__________________________________
    Ron P. Triffo (Chair)
s/s R.H. (Dick) Auchinleck
__________________________________
    R.H. (Dick) Auchinleck

s/s R. John Butler
__________________________________
    R. John Butler

s/s John S. Lacey
__________________________________
    John S. Lacey



Mandate and report of the Pension Committee

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Quebec Defined Benefit Pension Plan (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Quebec) Inc), any successor plans and related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the "Pension Plans"). The powers delegated to the Pension Committee in its mandate are subject to those instances where powers and duties are specifically assigned to third parties in the Pension Plan documents themselves. The Pension Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Pension Committee may, from time to time, recommend to the Board changes to the Pension Plans and their administration.

Membership

The current members of the Pension Committee are Donald Woodley (Chair from May 3, 2006), R. John Butler (Chair until May 3, 2006), Brian A. Canfield and Ron
P. Triffo. All members are independent.

Meeting

The Pension Committee meets at least once each quarter and reports its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, the Pension Committee meets in-camera, without management present. The Pension Committee also meets with pension plan auditors without management present. The Pension Committee met four times in 2006 and held four in-camera sessions.

Highlights

TELUS Defined Contribution Pension Plan review

The Pension Committee completed a comprehensive review of the defined contribution pension plan offered to team members primarily in western Canada. The review was conducted by management with the assistance of an external consultant and resulted in streamlined investment fund choices, lower plan fees for members, and a redesigned member and employer contribution structure. The Pension Committee also elected to extend plan participation to all management team members in central Canada effective January 1, 2007. All new management team members hired after December 31, 2006 may only participate in the TELUS Defined Contribution Pension Plan.
Plan management and governance

In accordance with its mandate, the Pension Committee approved the appointments of auditors, actuaries, custodians, legal counsel and investment managers, as needed. As well, the Pension Committee received, reviewed and approved where mandated, the following:

* an annual report, including annual financial statements and audit reports prepared by the external auditors for all pension plans that fall within the Pension Committee's mandate;

* an audit scope report;

* regular briefings regarding legal matters that affect the pension plans;

* reports from each pension plan's actuaries, including the assumptions and the results;

* plan budgets, including pension plan expenses and peer plan results;

* quarterly and annual investment results;

* plan insurance coverage;

* management self-assessment of internal controls;

* reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;

* surveys and reports concerning pension governance best practices;

* investment manager performance assessments;

* the strategic investment plan; and

* management presentations on the subjects of actuarial practices, derivatives, pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

s/s Donald Woodley                            s/s R. John Butler
________________________________              ____________________________
    Donald Woodley (Chair)                        R. John Butler


s/s Ron P. Triffo                             s/s Brian A. Canfield
________________________________             _____________________________
    Ron P. Triffo                                 Brian A. Canfield


Mandate and report of the Audit Committee

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company's accounting and financial reporting, the Company's internal controls and disclosure controls, the Company's legal and regulatory compliance, the Company's ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company's external and internal auditors, the management of the Company's risks, creditworthiness, treasury plans and financial policy, and the Company's whistleblower and complaint procedures. For more information on TELUS' Audit Committee, including the text of the Audit Committee's terms of reference, refer to the heading "Audit Committee" in TELUS' Annual Information Form.

Membership

The Committee's current members are Brian F. MacNeill (Chair), A. Charles Baillie, Micheline Bouchard, Pierre Y. Ducros and Ruston E.T. Goepel.

The Board has determined that each member of the Audit Committee is independent, "financially literate" and that the Audit Committee Chair is an "audit committee financial expert" and has "accounting or related financial management expertise" as defined by applicable securities laws. Information regarding the education and experience of the members of the Audit Committee is contained in TELUS' 2006 Annual Information Form.

Meeting

The Audit Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, it meets separately, in-camera, with both the internal auditor and external auditors. It also meets separately with management and without management present, at each regularly scheduled meeting. The Audit Committee met five times during 2006 and held four in-camera sessions.

Highlights

Financial reporting

* reviewed the impact of the proposed conversion of the Company into an income trust;

* reviewed and discussed with the Company's President and CEO and the Chief Financial Officer ("CFO") their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act ("SOX"), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation;

* reviewed and recommended to the Board for approval, the public release and filing of the annual audited Consolidated financial statements and quarterly unaudited Consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management's discussion and analysis;

* reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F; and

* reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company.

External auditors

* oversaw the work of the external auditors;

* reviewed and approved the annual audit plan;

* monitored the progress of the external audit;

* received reports on the external auditor's internal quality control procedures, independence and confidentiality procedures;

* met quarterly with the external auditors without management present;

* reviewed and set the compensation of the external auditors; and

* reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or its affiliates.

Accounting and financial management

* reviewed the Company's major accounting policies, including alternatives and potential key management estimates and judgments and the Company's financial policies and compliance with such policies;

* reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;

* reviewed with management the Company's financial policies and compliance with these policies;

* reviewed quarterly derivatives, and guarantees and indemnities reports;

* recommended adoption of amended annual and long-term policy targets concerning matters such as leverage, liquidity, capital structure and credit ratings;

* reviewed quarterly treasury updates and approved key treasury matters, including financing plans such as the offering of 5.00% Notes maturing on June 3, 2013 for aggregate gross proceeds of C$300 million;

* reviewed and recommended to the Board for approval the renewal of the Company's share repurchase program through the facilities of the TSX;

* reviewed and recommended to the Board for approval in November 2006 an increase to the Company's dividend within the target dividend payout ratio guideline;

* received quarterly reports regarding taxation matters and structural/legal reorganizations; and

* reviewed and discussed with management at each regularly scheduled meeting the results of significant capital expenditures including specific reviews of major capital projects (including several major systems and technology deployments).

Internal controls and disclosure controls

* reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls;

* reviewed quarterly reports on internal audit activities, including a management initiated internal audit in 2006 of TELUS' stock option and long-term incentive compensation practices, which resulted in a "well controlled" rating;

* reviewed internal audit's evaluation of the Company's disclosure controls and internal control systems and risk mitigation progress;

* met regularly with the Chief Internal Auditor without management present;

* reviewed and approved the updated Internal Audit Charter which defines the scope, responsibilities and mandate of TELUS' internal audit function;

* received the draft report of the Quality Assurance Review of the Internal Audit function and approved recommended responses for the final report. TELUS' internal audit function received a "generally compliant" rating which is the top rating the Institute of Internal Auditors provides for this type of review;

* monitored the adequacy of resourcing and the independence and objectivity of the internal audit function;

* received briefings from management regarding key audit report follow-ups;

* reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO;

* considered reports from the Chief Compliance Officer ("CCO") and General Counsel on matters relating to compliance with laws and regulations;

* received updates from the CCO regarding the launch of a competition law education program;

* received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints; and

* reviewed, quarterly, the expenses of the executive team and annually reviewed the adequacy of, and compliance to, Company policies covering the executive team's expense accounts and perquisites and their use of corporate assets.

Enterprise risk management

* reviewed the results of management's annual risk assessment (and quarterly updates thereto), the identification of key risks and the engagement of executives to mitigate risk exposures;

* considered reports on the Company's business continuity, including work stoppage, and disaster recovery plans;

* reviewed reports on management's approach for safeguarding corporate assets and information systems;

* monitored the Company's environmental risk management activities and results, and reviewed the Company's corporate social responsibility report;

* reviewed the adequacy of the Company's insurance coverage and monitored the Company's property risk management program;

* reviewed reports on employee health and safety programs and results; and

* began receiving quarterly presentations by specific executive key risk owners.

Audit Committee related governance:

* reviewed and recommended to the Board for approval the Company's records retention policy;

* received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Audit Committee;

* reviewed and recommended for approval by the Board TELUS' 2007 Ethics
  Policy;

* reviewed and recommended for approval by the Board updates to TELUS' Disclosure Policy;

* monitored management's annual conflict of interest disclosure and review process; and

* received and reviewed management's planning efforts to enable SOX 404 compliance for the 2006 financial year.

Signed, the members of the Audit Committee

s/s Brian F. MacNeill                        s/s A. Charles Baillie
_________________________________          ________________________________

    Brian F. MacNeill (Chair)                    A. Charles Baillie


s/s Micheline Bouchard                     s/s Pierre Y. Ducros
__________________________________         ________________________________
                                               Pierre Y. Ducros
    Micheline Bouchard


s/s Ruston E.T. Goepel
__________________________________
    Ruston E.T. Goepel




Mandate and report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive leadership team, determining President and CEO ("CEO") goals and objectives relative to compensation and evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executive management other than the CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, and manages the Board-approved equity-based incentive plans and supplemental retirement arrangements (other than registered pension plans) for the executive leadership team.

Membership

The current members of the Compensation Committee are John S. Lacey (Chair), R.H. (Dick) Auchinleck and Donald Woodley.

All members are independent and there are no interlocking relationships between the members of the Compensation Committee and the executive leadership team.

Meetings

The Compensation Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each regularly scheduled quarterly meeting, the Compensation Committee holds an in-camera session without management present. It met five times in 2006 and held four in-camera sessions.

Compensation Committee Advisors

The Compensation Committee has retained the services of an external executive compensation consultant, Hewitt Associates. The mandate of the consultant is to serve the Company and work for the Compensation Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations. The nature and scope of services rendered by Hewitt Associates to the Compensation Committee is described below:

* competitive market pay analyses and market trends for executive compensation;

* ongoing support with regard to the latest relevant regulatory, technical, and accounting considerations impacting executive compensation and executive benefit programs, including proxy disclosure;

* assistance with the redesign of any executive compensation or executive benefit programs, including change of control provisions for long-term incentive plans, cash settlement feature on stock options, and market data and treatment of long-term incentives upon a proposed conversion to an income trust; and

* preparation for and attendance at Compensation Committee meetings and selected management meetings.

The Compensation Committee did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Compensation Committee has the final authority to hire and terminate the consultant, and the Compensation Committee evaluates the consultant annually.

The Compensation Committee approves the annual work plan and all invoices for executive compensation work performed by the compensation consultant. Hewitt Associates may perform other services for the Company. Since 2005, Hewitt Associates is required to notify the Compensation Committee of any material engagement by TELUS management on non-Board related work. For 2006, this work included flexible benefits and pension redesign, and consulting on certain employee-related communications. The Hewitt Associates representative who advises the Compensation Committee has no involvement in the provision of any TELUS management-retained work. Commencing in 2007, Hewitt Associates is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material non-Board work.

In addition, Hewitt Associates was engaged by the Corporate Governance Committee in 2006 to assist in determining a comparator group and to gather comparators' information on director compensation. This information was used by the Corporate Governance Committee in its determination of the Company's director compensation.

For 2006, the Company paid to Hewitt Associates for Compensation Committee and Corporate Governance Committee work fees totaling approximately $308,000. The Company also paid to Hewitt Associates approximately $315,000 for management-retained work.

In 2006, the Compensation Committee engaged independent legal advisors to review and provide their opinion on the appropriateness of change of control provisions in the Company's option plans prior to recommending their adoption to the Board.

Highlights

President and CEO

* reviewed and approved the corporate goals and objectives relevant to CEO compensation;

* assessed performance of the CEO with the input of the Board and reported the results to the Board;

* reviewed the form and adequacy of CEO total compensation;

* reviewed and recommended to the Board for approval the succession plan for CEO;

* reviewed and recommended to the Board for approval the enhancement of pension service credit to the CEO, on the basis of one year for each additional year over the next five years, within the context of the CEO's overall compensation and benefits offering;

* reviewed and recommended to the Board for approval the inclusion of change of control provisions in the employment contract of the CEO, after receiving input and information on market practices from the compensation consultant; and

* reviewed and recommended to the Board for approval the CEO's compensation based on the evaluation of his performance and the Compensation Committee's review of the form and adequacy of CEO compensation.

Executive management

* reviewed and recommended for approval to the Board the proposed appointment of individuals to executive management and as corporate officers of the Company;

* reviewed the Company's compensation philosophy and guidelines for executive management by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company's financial and non-financial performance, support of the Company's business strategy, and alignment with the Company's employee compensation philosophy;

* received an update from management on benefits alignment between the wireline and wireless organizations;

* reviewed the CEO's evaluations of the performance of individual members of executive management;

* reviewed and approved the selection of a comparator group for benchmarking executive compensation;

* considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executive management other than the CEO;

* reviewed and approved the compensation of individual members of executive management other than the CEO, including certain base pay increases, after considering the evaluation and recommendations of the CEO and applying the Company's compensation principles as described below;

* reviewed and approved changes to the share ownership guidelines applicable to executive management, and reviewed quarterly the ownership level of each executive leadership team member;

* reviewed and approved the retirement and severance arrangements of one retiring member of executive management;

* reviewed and approved the enhancement of pension service credit to one member of the executive leadership team other than the CEO, on the basis of one year for each additional year over the next five years;

* reviewed and approved the levels and types of benefits, including perquisites and vehicles that may be granted to executive management; and

* reviewed and approved the succession plan for each member of executive management, including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations.

Equity plans

* reviewed and recommended to the Board for approval the annual stock option and restricted stock unit ("RSU") grants to management (including executive management) for 2006 performance;

* received reports on the status of the option share reserves and monitored and approved discretionary long-term incentive awards;

* reviewed and recommended to the Board for approval inclusion of change of control provisions in the TELUS Corporation Management Share Option Plan (the "Management Plan"), Restricted Share Unit Plan (the "RSU Plan") and Executive Stock Unit Plan (the "ESU Plan"), after receiving the advice of the compensation consultant and independent legal counsel;

* reviewed and recommended to the Board for approval a change to the option exercise price under the Management Plan, from a weighted average trading price of the underlying share on the day before the grant date to a weighted average trading price over a five-day period, to match the formula for determining the allocation price of RSUs under the RSU Plan. This change was made to better reflect market value (a five-day average is likely to be more reflective than a one-day average) and to promote consistency in the grant price of different types of long-term incentives;

* reviewed and recommended to the Board for approval amendments to the expiry date of vested options when the employment of an option holder is terminated without cause, to better clarify the intention that such options will expire 90 days after the last day worked;

* reviewed and recommended to the Board for approval amendments to the ESU Plan to include as eligible participants certain senior management positions to further increase their at-risk pay, and to delegate from the Board to the Compensation Committee the authority to further expand the class of eligible participants;

* reviewed and recommended to the Board for approval a feature in all option plans to allow for cash settlement of exercised options rather than the current issuance of treasury shares to be sold into the market for cash. In its deliberations, the Compensation Committee considered the implications of this proposal including positive impact on tax (to the Company and option holders), accounting treatment, reduced share dilution, option reserve depletion, likely market reception, regulatory approvals, and net income volatility. The Compensation Committee also received input from the compensation consultant and management on market practices and precedents;

* reviewed and recommended to the Board for approval the creation of a discretionary pool of options that may be granted at the CEO's discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee and oversight by the Compensation Committee; and

* received external legal, compensation and tax advice pertaining to the treatment of long-term incentives upon a proposed conversion of the Company into an income trust, and considered management's proposal.

Governance

* received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements and case law, as well as evolving best practices on executive compensation matters;

* approved the annual work plan, budget and fees of the compensation consultant and conducted an annual performance assessment of the compensation consultant;

* required prior approval from the Chair of the Compensation Committee (or his or her designee) on the engagement of the compensation consultant by management to perform material non-Board work commencing in 2007;

* required disclosure of the annual fees paid to the compensation consultant for both Board-related work and management work in the Company's information circular;

* commenced a practice of receiving quarterly reports on compliance from the Company's respectful workplace officer; and

* received an update on benefits alignment initiatives in the Company.

Public disclosure

* prepared and approved for publication the report on executive compensation included below.

Report on executive compensation

An important mandate of the Compensation Committee is to design a compensation arrangement for the Company's executive leadership team that supports its business strategy to enhance the growth and profitability of the Company and allow the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

  Compensation objectives and principles

The Compensation Committee is a strong proponent of pay-for-performance by linking compensation directly to the achievement of business objectives. It has approved a performance management philosophy that creates a clear and direct linkage between compensation and the achievement of business objectives in the short-term, medium-term and long-term by providing appropriate components of fixed compensation, compensation at risk, and future income.

Executive leadership team members are evaluated on their achievement of results, leadership skills, retention risk and value to achieving strategy using the personal value-add assessment model ("PVAAM") as the assessment tool.

PVAAM ratings, in conjunction with competitive market compensation data and the corporate balanced scorecard results, are then used to determine each executive leadership team member's base pay, annual variable pay, restricted stock unit allocations and share option grants.

In addition, executive leadership team members are assessed annually on their potential for growth and development using a strategic staffing model. This model is a comprehensive assessment tool and is relied on to design and update succession plans for executive positions.

  Benchmarking

The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. The Compensation Committee relates total compensation levels for the executives to the compensation paid to executives of other Canadian telecommunications companies as well as executives of companies in the general Canadian industry with revenue similar to that of the Company, as approved by the Compensation Committee. The comparator group is selected by the Compensation Committee upon receiving input from management and the compensation consultant.

Total compensation (base salary, short-term incentive and longer-term incentive) is generally targeted to be at or around the 75th percentile of the selected comparator group, but only if performance warrants as described below. The Compensation Committee also considers other elements of an executive's total compensation including health and welfare benefits, retirement programs and perquisites.

In establishing the appropriate compensation levels, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends. The Compensation Committee also considers recommendations from management, and its decision may reflect other relevant factors and considerations.

  Compensation mix

The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, medium-term incentives and long-term incentives. Additional compensation, such as retention awards and signing bonuses, may be paid from time to time if the Compensation Committee feels it is appropriate.

  Base salary

In accordance with its market-based approach, the Compensation Committee has targeted base salaries of the executive leadership team to be at approximately the 50th percentile of the comparator group. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group.

  At-risk incentive pay

At-risk incentive pay for the executive leadership team is made up of three components, annual variable pay, medium-term incentives, and long-term incentives. The target award for the annual and medium-term incentives is in each case 50 per cent of an executive's base salary, while the target award for the long-term incentives is the amount necessary to bring total compensation to 75th percentile based on performance.

Partially meeting objectives would result in a reduced award. Exceeding objectives could result in an award of more than 100 per cent of base salary. This approach ensures that at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.


  1.  Annual variable pay

This component implements the Company's pay-for-performance philosophy by providing executives with direct financial incentive in the form of an annual cash award based on the achievement of results.

Corporate, business unit and individual performance objectives are set each year. Annual variable pay is determined at the end of the year by rating the extent to which the performance of the Company, each business unit, each customer-facing (revenue generating) business unit, as well as individual performance, meet or exceed these objectives.

The Company selects quantifiable goals that are easily measurable and auditable, and tests the goals and targets against prior year actual performance before adoption to check for year-over-year consistency. Targets to determine when these goals have been met or exceeded are set out in the corporate balanced scorecard and business unit balanced scorecards, and the executives' personal performance objectives.

All corporate and business unit scorecard goals are tied to the six strategic imperatives of TELUS:

* building national capabilities across data, Internet protocol (IP), voice and wireless;

* providing integrated solutions that differentiate TELUS from its competitors;

* partnering, acquiring and divesting to accelerate the implementation of the Company's strategy and focus our resources on core business;

* focusing relentlessly on the growth markets of data, IP and wireless;

* going to market as one team, under a common brand, executing a single strategy; and

* investing in internal capabilities to build a high-performance culture and efficient operation.

The weighting given to corporate, business unit and personal objectives in calculating variable pay for each named executive officer in 2006 is set out in the following table:


	                                  Component weighting 	                              Target cash
                                                                                              award
_____________________________________________________________________________________________________________
Position                       Corporate    Business    Average    Average 	Personal      Percentage of
		                            Unit          BU       customer-                  base salary
	 	                            ("BU")                 facing BU

_____________________________________________________________________________________________________________
President and CEO           	30%	     --	         20% 	    30%	          20%	         50%
Darren Entwistle
_____________________________________________________________________________________________________________
EVP - CFO
Robert McFarlane	        30%	     20%	 --	    30%	          20%	         50%
_____________________________________________________________________________________________________________
EVP - Business Solutions
Joe Natale	                50%	     30%	 --	     --	          20%	         50%
_____________________________________________________________________________________________________________
EVP - Network Operations
Joe Grech	                30%	     20%	 --	     30%	  20%	         50%
_____________________________________________________________________________________________________________
EVP - Consumer Solutions
John Watson	                50%	     30%	  -           -	          20%	         50%

_____________________________________________________________________________________________________________

Since the CEO is responsible for the performance of all business units in the organization, his variable pay was specifically tied to the performance of all business units. Given the nature of the Company's business, a portion of his variable pay was also specifically tied to the performance of the customer-facing business units who have direct line of sight to our customers.

For each executive vice-president, a portion of the award was specifically tied to the performance of the business unit led by that executive rather than all business units. For those executive vice-presidents who lead support functions, such as Finance, Human Resources and Corporate Affairs, their variable pay was based in part on the success of the Company's customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

The personal performance component of each member of the executive leadership team (other than the CEO) is assessed by the CEO, and the performance of the CEO is assessed by the Compensation Committee with the input of the Board. Each individual is assessed based on the extent to which he or she has achieved results and exhibited leadership skills determined in accordance with objectives set forth annually in his or her personal performance objectives. The Compensation Committee then reviews and approves the at-risk pay to the executive leadership team other than the CEO based on the recommendation of the CEO, and the Board reviews and approves the at-risk pay to the CEO based on the recommendation of the Compensation Committee.


  2.  Medium-term incentives

The ESU Plan is a medium-term incentive plan that was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. Under the ESU Plan, participants are allocated restricted stock units ("ESUs"). The amount and terms of any allocation to executive leadership team members are approved by the Compensation Committee annually.

Generally, the number of ESUs allocated to an executive is based both on the achievement by the executive of performance targets and the share price performance of non-voting shares during the plan year. Achievement of performance is determined in the same manner as achievement for the purpose of determining annual variable pay. To link this award to shareholder return, the actual number of ESUs awarded is determined by taking the dollar value of the executive's annual cash variable pay award and dividing it by the value of TELUS non-voting shares at the beginning or end of the performance year (being the year preceding the year of allocation), whichever is higher.

Unless otherwise determined with respect to any particular allocation, ESU awards to non-executive participants are determined in the same manner, except that the target awards of these participants may differ.

This linkage, under the ESU Plan, to the share price of non-voting shares further aligns the interests of the recipients with the interests of shareholders. In this manner, any decline in the price of non-voting shares of the Company over the performance year directly reduces the value of the participant's incentive compensation, despite the fact that performance goals for the grants have been met.

Each ESU is equal in value to the price of one non-voting share calculated in the manner provided in the plan. When dividends on non-voting shares are paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant's account. These dividend equivalents do not vest unless the ESUs vest.

Retention is promoted through the vesting of ESUs. ESUs allocated under the ESU Plan vest and become payable in equal annual instalments over approximately a three-year period, with all ESUs being paid out before the end of the second year after the year of allocation. If the participant resigns during this period, all unvested ESUs are forfeited. The value of the ESUs at payout is based on the value of non-voting shares at that time, calculated as required by the ESU Plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the ESU Plan may be in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

In 2006, the ESU Plan was amended to incorporate accelerated vesting upon a change of control. A full description of the change of control provisions, when they may be triggered under the Management Plan, the reasons they were added, and the Board's discretion relating to them, is set out on pages 39 and 40 of this circular.

  3.  Long-term incentives

Long-term incentives are provided under the Management Plan and the RSU Plan. The purpose of these plans is to align the interests of executives with those of shareholders and to provide incentive compensation based on the value of non-voting shares. This strategy provides an opportunity for executives to acquire, through share options and restricted stock units ("RSUs"), an increased ownership interest in the Company.

The amount and terms of any long-term incentive compensation determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. As noted previously, long-term incentive compensation is awarded based on two main factors: competitive market compensation considerations and each executive leadership team member's PVAAM ratings. The resulting assessment has a direct bearing on the long-term incentive awards.

Share options are granted at an exercise price not less than the market value of the non-voting shares. Market value is based on the arithmetic average of the daily weighted average trading price on the Toronto Stock Exchange (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

The Compensation Committee recommends to the Board the vesting schedule and the term of the share options. If no recommendation is made, then the share options will vest on the third anniversary of the grant and have a term of seven years. The term of the share options may not exceed 10 years. Share options may not be transferred or assigned by a participant.

Similar to the ESUs allocated under the ESU Plan, all RSUs allocated annually under the RSU Plan must be paid out before the end of the second year after the year of allocation. Each RSU is equal in value to the price of one non-voting share calculated as provided in the RSU Plan. When dividends on non-voting shares are paid during the life of an RSU, a participant receives an equivalent credit which is converted to additional RSUs in the participant's account. These dividend equivalents do not vest unless the RSUs vest. The value of the RSUs at payout is based on the value of non-voting shares at that time, calculated in the manner required by the RSU Plan. In this manner, the price of non-voting shares of the Company directly impacts the value of the participant's incentive compensation at payout. Payments under the RSU Plan may be in cash or in non-voting shares purchased in the market, or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury. The Compensation Committee has the right to determine the vesting of each RSU allocation under the RSU Plan.

Amendments to long-term incentive plans

Change of control

In 2006, the Board adopted a set of change of control provisions in the Company's medium and long-term incentive plans, being the Management Plan, the ESU Plan and the RSU Plan. Outstanding options under all other equity plans have vested so that change of control provisions are not necessary. These amendments generally provide that upon a change of control of the Company, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding options, ESUs and RSUs into options, ESUs and RSUs under similar plans of a publicly traded successor corporation, the vesting of all unvested options, ESUs and RSUs, or the provision of cash or other consideration in exchange for cancelling outstanding options, ESUs and RSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding options, ESUs and RSUs will vest as set out for each defined change of control. For details, see the description of the Management Plan on page 38.

In addition, for any participant whose employment is terminated without cause or who dies while employed by the Company within two years of the change of control, his or her unvested options issued before the change of control will immediately vest and be exercisable for 90 days after the termination of employment (or 12 months after death).

A full description of the change of control provisions, when they may be triggered under the Management Plan, and the Board's discretion relating to them, is set out on pages 39 and 40 of this circular. Equivalent provisions appear in the ESU Plan and RSU Plan.

Before recommending its adoption to the Board, the Compensation Committee conducted an extensive review of the appropriate treatment of incentives upon a change of control. Change of control provisions are designed to provide clarity to plan participants and the Board on what will occur upon a change of control, help management to stay focused on the best interests of the shareholders, and provide the Board with general principles for treating longer term incentives upon a change of control. Prior to these changes, the Management Plan already provided to the Board the ability to accelerate vesting of these incentives in their discretion, which included change of control. These changes provide more clarity on the subject. As part of its deliberations, the Compensation Committee conducted a careful review of market practices and received the advice of both the compensation consultant and independent legal counsel engaged by the Compensation Committee to advise on its duties in considering such a provision as well as the fairness of the proposed terms among market practice. The Compensation Committee concluded that the terms fairly balanced the interests of management and shareholders and were not excessive compared to market practice.

2006 performance

For 2006, the Compensation Committee has continued with a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team applying the principles described above.

This philosophy results in a high focus on performance driving pay with base salary comprising approximately 24 per cent of total compensation for the executive team overall for 2006.

  Base salary

For 2006, two of the named executives received a base salary increase in recognition of the increasing complexity of that individual's responsibilities, breadth of knowledge and market competitiveness, in accordance with policies and approvals established by the Compensation Committee.

  At-risk incentive pay

The at-risk incentive pay has three components:

  1. Annual variable pay plan

For 2006, the corporate performance targets were tied to profitable growth, customer excellence, business efficiency and effectiveness, and team engagement. The overall result achieved was slightly below target at 0.93 against target performance of 1.0. The average of all business unit results was slightly below target performance of 1.0.

To determine the personal performance component of the incentive awards of the executive vice-presidents, the CEO evaluated their achievements and determined their corresponding PVAAM ratings. He then presented to the Compensation Committee the possible range of each component of at-risk pay that may be awarded based on such PVAAM ratings together with his recommendations on the total annual incentive award for each executive vice-president. The Compensation Committee reviewed the CEO's recommendations and determined the annual incentive payments of each executive vice-president. Payout on the individual component of performance can range from zero for substandard performance up to a maximum of 200 per cent for exceptional performance.

The following chart outlines the key metrics and highlights the corporate results achieved for 2006:


_____________________________________________________________________________________________________
Objectives	        Performance metrics               Highlights of 2006 results
_____________________________________________________________________________________________________
Profitable            - Revenue                           Overall the objectives were exceeded.
growth                -	Free Cash Flow                    Wireless revenue and EPS were
(30%)                 - Earnings per Share (EPS)          particularly strong.
_____________________________________________________________________________________________________
Customer              - Client churn                      Overall these objectives were not fully
excellence            - Subscriber additions and          met. Reasonable results were achieved
(30%)	                Network access line               in churn, subscriber additions and
                       (NAL) losses                       NAL losses. A series of extreme
                      - Customer service indices          weather events in B.C. resulted in
                        including delivery, loyalty       some customer service challenges.
                        and quality
_____________________________________________________________________________________________________
Business              - Wireline earnings before          Overall these objectives were
efficiency &            interest and taxes (EBIT)         exceeded. Wireline EBIT was
effectiveness           before restructuring              particularly strong while increased
(30%)                 - Wireless EBIT                     competitive pressure resulted in higher
                      - Cost of Acquisition (COA)         than expected COA.
_____________________________________________________________________________________________________
TELUS                 - Team member engagement            Overall the target was not fully met.
Team                    index                             Results in spring Pulsecheck e-survey
(10%)	                                                  showed improvement since the 2005
	                                                  labour disruption, but with room to
                                                          improve in future.
_____________________________________________________________________________________________________


For 2006, the overall annual variable pay results for the executive leadership team members averaged 26 per cent of base salary. The corporate balanced scorecard component of their variable pay was 93 per cent of their target award for that component. Comparing the 2006 actual results against comparable 2005 corporate scorecard measures would have resulted in a variable pay payout of 97 per cent for that component. This reduction is reflective of increased performance expectations that are the foundation to the pay-for-performance philosophy, and demonstrated the stretch targets in the 2006 corporate scorecard over the 2005 corporate scorecard.

TELUS performance comparisons

The Compensation Committee considered other performance results achieved by the Company, in 2006 and over a five-year period, that benefited shareholders. TELUS produced top-quartile financial growth results among global incumbent telecommunications peers and increasing share prices for the fourth year in a row. TELUS also generated strong cash flow that allowed the Company to return capital to investors in the form of three successive dividend increases of 33, 38 and 36 per cent and three successive programs to repurchase TELUS shares, as well as a significant early debt retirement. An investment in TELUS common shares, with a 121 per cent increase over the past five years, significantly outperformed an investment in a global index of telecom stocks.

  2.  Medium-term incentives

In 2006, the Compensation Committee continued with the ESU Plan. The number of ESUs granted for 2006 to each executive leadership team member was calculated based on the individual's annual incentive award and the share price performance of non-voting shares during 2006 as described previously. Each award was determined and approved by the Compensation Committee. The value of ESUs allocated in 2007 for 2006 performance was $53.41 per ESU and was calculated based on the weighted average trading price of the non-voting shares for the 15 trading days preceding December 31, 2006, which was higher than the price for the 15 trading days preceding January 1, 2006.

  3.  Long-term incentives

Overall, the Compensation Committee recommended and the Board approved long-term incentives that represented 48 per cent of total compensation for the executive team in 2006, with the result that total overall at-risk pay accounted for 76 per cent of total compensation for the executive team.

To provide a more appropriate mix of long-term incentives, the February 2007 long-term incentive compensation grant was split between share options and RSUs under the RSU Plan. This split represents an approximate allocation of one-half options and one-half RSUs to the executive leadership team (excluding the CEO) on a collective basis, based on an estimated after-tax equivalency between the value of the RSUs and the value of the options to be granted, using a Black-Scholes valuation. To strengthen retention, the options granted in February 2007 will cliff-vest in three years from the grant date and the RSUs will vest at or near the end of the second year after the year of allocation. The term of stock options granted in 2007 is seven years.

CEO compensation

The principles used for determining the compensation of the CEO, Darren Entwistle, were identical to those established for the other executives, other than as noted previously or in this section.

The CEO's base salary was approved in 2005 for increase effective January 1, 2006 where it still remained below the median of the selected comparator group.

Given his already significant ownership in TELUS shares, the Compensation Committee recommended and the Board approved an all-cash annual and medium-term variable pay award to the CEO for 2006 performance, and accordingly, no ESUs were awarded to him.

Based on the CEO's personal performance results, corporate and business unit performance results, the Board awarded to Mr. Entwistle an overall annual and medium-term variable pay award that totaled 1.15 times his base salary and a long-term incentive award of $3,800,000.

The overall annual and medium-term variable pay awards to the other named executives ranged from 0.96 to 1.03 of their base salaries, and their long-term incentive awards ranged from $700,000 to $825,000.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interest of executives and shareholders, thereby demonstrating the ongoing alignment of executives' interests with the interests of shareholders.

Until 2006, the share ownership targets were three times annual base salary for the CEO and two times annual base salary for the executive vice-presidents.

In 2006, the Compensation Committee approved a change to the definition of share ownership to exclude RSUs and ESUs from the definition. The share ownership target is now determined solely on the basis of the number of Company shares beneficially owned directly or indirectly. Shares purchased by the executive using his or her own funds more precisely and demonstrably measures each executive's commitment to the Company through chosen investment in the Company.

As a result of this change in the definition of share ownership, the guidelines for executive vice-presidents have also been revised to reflect the exclusion of non-share equities. The revised guidelines must be met by year-end 2008 and they are outlined below:

_____________________________________________________________________
                                   Current share ownership guidelines
_____________________________________________________________________
CEO                                3x annual base salary
_____________________________________________________________________
Executive Vice-Presidents          1x annual base salary
_____________________________________________________________________


The Company prohibits executive leadership team members and certain senior management from engaging in short selling or trading in puts, calls or options in respect of TELUS securities.

Executive shareholdings summary table

The following table lists total TELUS shareholdings held by each named executive (as set out in the executive compensation summary table on page 32), dollar value of shareholdings and share ownership level (dollar value to base salary ratio), as at December 31, 2006 (see share ownership guidelines above).

______________________________________________________________________________________________________________________
Name               TELUS equity                    Dollar value of     Dollar
value of            Share
                   (common shares/non-voting       equity ($)(2)       shareholdings ($)(3)       ownership level as a
                   Shares/ESUs/RSUs) (1)                                                          multiple of
                                                                                                  base salary
______________________________________________________________________________________________________________________
Darren Entwistle   12,984/184,807/5,042/193,580    20,644,702           10,310,411                  8.74
Robert McFarlane   0/113,729/5,620/30,950           7,820,039            5,896,507                 11.83
Joe Grech          12,517/13,677/8,282/29,591       3,351,762            1,381,523                  3.45
Joe Natale         6,416/6,325/7,183/33,787         2,804,155          672,473                      1.28
John Watson(4)     1,030/930/4,563/34,320           2,126,661          103,513                      0.26
______________________________________________________________________________________________________________________

     (1) Excludes any TELUS non-voting shares that may be acquired by an executive in
         2007 in payment of ESUs that vested in 2006.
     (2) At the close of trading on December 31, 2006 the market price of common shares was $53.52 and the market price of the non-voting shares was $52.03.
     (3) Excludes all RSUs and ESUs.

     (4) John Watson joined the executive leadership team in 2005.  His shareholding exceeded the ownership target under the former definition, and he has until year-end 2008 to meet the target under the new definition.

In December 2006, Mr. Entwistle announced publicly that he sold 167,500 TELUS shares to facilitate personal estate planning. Following the sale, Mr. Entwistle owned 197,791 TELUS shares which represented 8.74 times his annual base salary and far exceeded his share ownership target.

Conclusion

The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company's overall success, thereby enhancing the value of the Company for its shareholders.

Signed, members of the Human Resources and Compensation Committee


s/s John S. Lacey                    s/s Donald P. Woodley
______________________________       ______________________________________

    John S. Lacey (Chair)                Donald P. Woodley


s/s R.H. (Dick) Auchinleck
__________________________________
    R.H. (Dick) Auchinleck


Executive compensation summary table

The following table lists total compensation for the named executive officers, and is a condensed summary of the remaining tables provided in this and previous information circulars.

__________________________________________________________________________________________________________
                               Darren Entwistle                            Robert McFarlane
                        President & Chief Executive Officer         Executive Vice-President & CFO
                        __________________________________________________________________________________
                        2006           2005          2004          2006          2005           2004
__________________________________________________________________________________________________________
Cash
Salary                  $1,180,000      $970,000       900,000      $500,000      $450,000       $400,000
Bonus                    1,351,100     1,200,000       508,500       257,563       230,850        215,600
Other                       48,300         149,635       127,084         7,667        17,250         59,200
Total cash               2,531,100     2,319,635     1,535,584       765,230       698,100        674,800
__________________________________________________________________________________________________________
Equity
ESUs                       	                      508,500              257,563       230,850        215,600
Stock options1               -         2,000,000          -                 387,500     1,041,666        252,472
RSUs                     3,800,000     4,473,780    3,154,033       387,500       708,316        539,286
Total equity             3,800,000     6,473,780    3,662,533     1,032,563     1,980,832      1,007,358
__________________________________________________________________________________________________________
Total direct
compensation             6,331,100     8,793,415     5,198,117     1,797,793     2,678,932      1,682,158
__________________________________________________________________________________________________________
Pension service
& compensation cost        391,000       223,000      216,000        316,000       109,000         94,000
__________________________________________________________________________________________________________
Total                   $6,772,100    $9,016,415   $5,414,117     $2,113,793    $2,787,932     $1,776,158
__________________________________________________________________________________________________________

1 Stock Options value represents Black-Scholes value

______________________________________________________________________________________________________________________________

                        Joe Natale                              Joe Grech                              John Watson
                   Executive Vice-President             Executive Vice-President                Executive Vice-President
                       & President,                          & President,                            & President,
                       Business Solutions                  Network Operations                     Consumer Solutions

_______________________________________________________________________________________________________________________________

                2006         2005          2004         2006        2005          2004        2006        2005        2004
_______________________________________________________________________________________________________________________________
Cash
Salary           $525,000     $525,000     $480,000    $400,000     $400,000     $350,000    $400,000    $349,736    $311,731
Bonus            $267,750     $269,325     $210,480    $191,250     $205,200     $181,388    $191,400    $266,645    $176,505
Other              --              $36,225      $18,400     $15,333      $29,133      $12,075    $176,195    $100,000     $23,460
Total cash       $792,750     $830,550     $708,880    $606,583     $634,333     $543,463    $767,595    $716,381    $511,696
_______________________________________________________________________________________________________________________________
Equity
ESUs              $267,750     $269,325     $210,480    $191,250     $205,200     $181,388    $191,400     $186,523    $177,514
Stock Options1  $412,500   $1,079,166     $279,048    $350,000     $875,000     $255,794    $350,000   $1,316,666    $207,625
RSUs              $412,500     $749,214     $681,592    $350,000     $626,623     $602,992    $350,000   $1,183,334    $307,666
Total equity    $1,092,750   $2,097,705   $1,171,120    $891,250   $1,706,823   $1,040,174    $891,400   $2,686,523    $692,805
_______________________________________________________________________________________________________________________________
Total direct
compensation    $1,885,500   $2,928,255   $1,880,000  $1,497,833   $2,341,156   $1,583,637  $1,658,995   $3,402,904  $1,204,501
_______________________________________________________________________________________________________________________________
Pension service
& compensation
cost              $155,000      114,000     $101,000    $123,000     $162,000     $157,000     $19,000      $18,000     $16,500
_______________________________________________________________________________________________________________________________
Total           $2,040,500   $3,042,255   $1,981,000  $1,620,833   $2,503,156   $1,740,637  $1,677,955   $3,420,904  $1,221,001
_______________________________________________________________________________________________________________________________

1 Stock Options value represents Black-Scholes value

In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years ending December 31, 2006 to the CEO and the Executive Vice-President and CFO of the Company, and the three other executive officers employed by the Company as at December 31, 2006 who had the highest individual aggregate annual salary and bonuses for 2006 (collectively with the CEO and CFO, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company to the named executives.

_______________________________________________________________________________________________________________________________
		                         Annual compensation	Longer-term compensation	                   All other
_________________________________________________________________________________________                        compensation

Name and principal 	Year	   Salary        Bonus (1)      Other annual     Number of      Restricted
position                ended      ($)           ($)            compensation     securities     stock units
                        Dec. 31                                  (2)              under          (ESUs/RSUs)
                                                                 ($)              options        (4) (5)
	                                                                         granted(3)       ($)
_______________________________________________________________________________________________________________________________
Darren Entwistle        2006	  $1,180,000      $1,351,100      -               --                3,800,000            --
President & CEO       2005         970,000      1,200,000      90,142(6)       140,200   4,473,780         59,493(7)
                                2004         900,000        508,500      92,584(6)       --              3,662,533         34,500(7)
_______________________________________________________________________________________________________________________________
Joe Grech               2006        $400,000       $191,250      --               19,500          $541,250        $15,333(7)
Executive Vice-         2005         400,000        205,200      --               55,450           831,823         29,133(7)
President,Network      2004         350,000        181,388      --               15,400           784,380         12,075(7)
Operations
_______________________________________________________________________________________________________________________________
Robert McFarlane        2006        $500,000       $257,563      --               21,600          $645,063         $7,667(7)
Executive Vice          2005         450,000        230,850      --               69,880           939,166         17,250(7)
-President & Chief      2004         400,000        215,600      --               15,200           754,886          9,200(7)
Financial Officer                                                                                                  50,000(8)
_______________________________________________________________________________________________________________________________
Joe Natale              2006        $525,000       $267,750      --               23,000           680,250            --
Executive Vice-         2005         525,000        269,325      --               67,770         1,018,539         36,225(7)
President &             2004         480,000        210,480      --               16,800           892,072         18,400(7)
President,
Business Solutions
_______________________________________________________________________________________________________________________________
John Watson           2006         400,000        191,400      --               19,500           541,400      100,000(10)
Executive                                                                                                        62,395(11)
Vice-President                                                                                                 13,800(7)
& President,          2005         349,736        266,645      --               81,450      1,369,857       100,000(10)
Consumer              2004         311,731        176,505      --               12,500       485,180         23,460(7)
Solutions(9)
_______________________________________________________________________________________________________________________________

(1) Represents variable "at-risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of the following year.

(2) Except as noted, the value of perquisites and other personal benefits received by the named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.

(3) Annual option grants under the TELUS Management Share Option Plan awarded to the named executives in relation to the 2006 financial year were approved by the Compensation Committee and the Board on February 13 and 14,
    2007.   The 2005 grants include options grants approved in November 2005 and made in either 2005 or 2006 with respect to the wireline wireless merger, and the recognition award in February 2006 to the CEO.

(4) The aggregate number of ESUs/RSUs (including accrued dividend equivalents) held by the named executives at December 31, 2006, their value at the date of allocation (excluding accumulated dividend equivalents), their value at closing market price at December 31, 2006, and their vesting are as follows:

___________________________________________________________________________________________________
                    Number of              Value at date        Value at December      Vesting
                    ESUs/RSUs              of grant                 31, 2006           2007/2008
                    (ESU Plan / RSU
                     Plan )
___________________________________________________________________________________________________
Darren Entwistle    5,042 / 193,580        $7,613,312           $10,334,290          93,228/105,394
___________________________________________________________________________________________________
Joe Grech           8,828 / 29,591          1,454,867             1,970,506          20,851/17,021
___________________________________________________________________________________________________
Robert McFarlane    5,620 / 30,950          1,435,565             1,902,719          18,717/17,958
___________________________________________________________________________________________________
Joe Natale          7,183 / 33,787          1,545,647             2,131,680          21,385/19,585
___________________________________________________________________________________________________
John Watson         4,563 / 34,320          1,575,348             2,023,124          13,841/25,099
___________________________________________________________________________________________________

    Note that the figures in the above table exclude ESU/RSUs which vested on or before December 31, 2006 that were not paid out until 2007 and exclude ESUs/RSUs allocated in 2007. The details of the ESU and RSU plans are disclosed in the Report on Executive Compensation.

(5) The annual ESU/RSU allocations in the Summary Compensation Table are made in February of the following year. Therefore, the annual grants shown for
    2006 were made in February 2007.   The 2005 allocations include RSU
    allocations with respect to the wireline-wireless merger that were approved in 2005 and made in either 2005 or 2006 (all numbers include accumulated dividend equivalents), and the CEO recognition award that was approved and granted in February 2006.

(6) Consists of $50,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest. This loan was fully repaid in 2005.

(7) Payment in lieu of accrued but unused vacation.

(8) Bonus paid in recognition of overall accomplishments during the year.

(9) John Watson joined the Executive Leadership Team on April 12, 2005.

(10) First and second installment of bonus paid upon appointment to the Executive Leadership Team.

(11) Relocation expense taxable benefit.



Options granted for the most recently completed financial year

As noted previously, in order to provide a more appropriate mix of long-term and medium-term incentives, the February 2007 grant for 2006 performance was split between share options and RSUs. This split represents an approximate allocation of one-half options and one-half RSUs among the executive leadership team (other than the CEO) on a collective basis using a Black-Scholes valuation. In addition, in order to strengthen retention the options and RSUs granted in February 2007 will in most instances cliff-vest at or near the end of a three-year period.

In order to provide comprehensive and up-to-date information, the Company has set forth in the table below option grants made in the current year. Accordingly, the following option grants to the named executives were approved and made in February 2007 with respect to 2006 performance.

The following option grants to the named executives were made in February 2007 based on 2006 performance. This has the impact of reducing share reserves available for future grant by approximately one per cent.

_______________________________________________________________________________________________________________________________
Name               Securities         % of total           Exercise or base       Market value of           Expiration date
                   under options        options                 price            ecurities underlying
                   granted (1) (#)     granted to           ($/security) (2)     options on the date of
                                       employees                                 grant ($/security) (3)
                                     in financial year(1)
_______________________________________________________________________________________________________________________________

Darren Entwistle         --            0.0%                      --                        --                         -
Robert McFarlane     21,600            1.8%                   $56.61                   $55.38               February 28, 2014
Joe Grech            19,500            1.6%                   $56.61                   $55.38               February 28, 2014
Joe Natale           23,000            1.9%                   $56.61                   $55.38               February 28, 2014
John Watson          19,500            1.6%                   $56.61                   $55.38               February 28, 2014


(1) All grants are in respect of non-voting shares. Percentage refers to percentage of total grant of TELUS share options.

(2) TELUS options are granted at the arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date

(3) Actual weighted average trading price on the date of grant.


Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives

_______________________________________________________________________________________________________________________________
Name                Securities     Aggregate            Unexercised                              Value of unexercised in
                    acquired         value        options at fiscal year-end (1)                 the money options at
                      on           realized         (#) exercisable/unexercisable                      fiscal year-end
                    exercise         ($)                                                         ($)
                      (#)                                                                            exercisable/unexercisable
_______________________________________________________________________________________________________________________________
                                                  Common shares/          Common shares/
                                                 Non-voting shares        Non-voting shares
Darren Entwistle     54,418       1,748,641           -- / --             0 / 180,200                --         2,361,214
Robert McFarlane      5,500         262,795(2)   128,958 /138,609         0 /  85,080             5,713,902       749,058
Joe Grech            81,010       1,300,424            0 / 23,333         0 /  82,550               867,288     1,004,152
Joe Natale             -            -                  0 / 100,000        0 / 100,370             2,962,000     1,226,919
John Watson          24,694         477,850       26,184 / 0              0 / 106,450               401,401     1,154,709


(1) At the close of trading on December 31, 2006, the market price of the common shares was $ 53.52 and the market price of the non-voting shares was $52.03.

(2) Mr. McFarlane donated the net proceeds to charity.

TELUS Pension Plan

The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.

Named executives, other than John Watson, participate in the Company's contributory registered pension plans. The SRA for the participating named executives supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service to a maximum of 35. Pensionable remuneration is base salary increased by a fixed 50 per cent for annual variable compensation to the participating named executives other than the CEO, and by 60 per cent for the CEO. The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:

                            Pension plan table
                                  2006
______________________________________________________________________________
Remuneration ($)                   Years of service
                15           20           25           30           35

500,000      150,000      200,000      250,000      300,000      350,000
550,000      165,000      220,000      275,000      330,000      385,000
600,000      180,000      240,000      300,000      360,000      420,000
650,000      195,000      260,000      325,000      390,000      455,000
700,000      210,000      280,000      350,000      420,000      490,000
750,000      225,000      300,000      375,000      450,000      525,000
800,000      240,000      320,000      400,000      480,000      560,000
850,000      255,000      340,000      425,000      510,000      595,000
900,000      270,000      360,000      450,000      540,000      630,000
950,000      285,000      380,000      475,000      570,000      665,000
1,000,000    300,000      400,000      500,000      600,000      700,000
1,050,000    315,000      420,000      525,000      630,000      735,000
1,100,000    330,000      440,000      550,000      660,000      770,000
1,150,000    345,000      460,000      575,000      690,000      805,000
1,200,000    360,000      480,000      600,000      720,000      840,000
1,250,000    375,000      500,000      625,000      750,000      875,000
1,300,000    390,000      520,000      650,000      780,000      910,000
1,350,000    405,000      540,000      675,000      810,000      945,000
1,400,000    420,000      560,000      700,000      840,000      980,000
1,450,000    435,000      580,000      725,000      870,000    1,015,000
1,500,000    450,000      600,000      750,000      900,000    1,050,000
1,550,000    465,000      620,000      775,000      930,000    1,085,000
1,600,000    480,000      640,000      800,000      960,000    1,120,000
1,650,000    495,000      660,000      825,000      990,000    1,155,000
1,700,000    510,000      680,000      850,000    1,020,000    1.190,000
1,750,000    525,000      700,000      875,000    1,050,000    1,225,000
1,800,000    540,000      720,000      900,000    1,080,000    1,260,000
1,850,000    555,000      740,000      925,000    1,110,000    1,295,000
1,900,000    570,000      760,000      950,000    1,140,000    1,330,000
1,950,000    585,000      780,000      975,000    1,170,000    1,365,000
2,000,000    600,000      800,000    1,000,000    1,200,000    1,400,000
2,050,000    615,000      820,000    1,025,000    1,230,000    1,435,000
2,100,000    630,000      840,000    1,050,000    1,260,000    1,470,000
2,150,000    645,000      860,000    1,075,000    1,290,000    1,505,000
2,200,000    660,000      880,000    1,100,000    1,320,000    1,540,000
2,250,000    675,000      900,000    1,125,000    1,350,000    1,575,000
2,300,000    690,000      920,000    1,150,000    1,380,000    1,610,000


(1) The compensation covered by the SRA for each of the participating named executives is based on his respective salaries shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executives.

(2) The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.

(3) The pension at retirement, at age 60 with less than 15 years' service, will be reduced.

(4) The above benefits are not offset by any CPP/QPP payments.

The years of credited service as of December 31, 2006 for pension plan purposes for the participating named executives are as follows: Darren Entwistle, six years and ten months; Robert McFarlane, eight years and two months; Joe Natale, three years and ten months; and Joe Grech, eleven years and three months. Mr. Grech accrued an additional five years of pensionable service during his first five years of employment. Mr. McFarlane is accruing two years of pensionable service for each year from January 1, 2005 to January 1, 2010. Mr. Entwistle and Mr. Natale are each accruing two years of pensionable service for each year from September 1, 2006 to September 1, 2011.

The following estimated pension service costs, accrued pension obligations and annual pension benefits under the Company's pension plans are being disclosed by the Company on a voluntary basis.


           Executive retirement income value disclosure (1)
___________________________________________________________________________________________________
                         2007             Accrued obligations at               Annual pension
Name                 service costs        December 31, 2006 ($)(3)            benefits payable
                       ($)(2)                                                  at age 60 ($)(4)
___________________________________________________________________________________________________

Darren Entwistle       798,000                   2,727,000                      1,025,800
___________________________________________________________________________________________________
Robert McFarlane       322,000                   1,316,000                        368,800
___________________________________________________________________________________________________
Joe Natale             315,000                     604,000                        405,600
___________________________________________________________________________________________________
Joe Grech              126,000                   1,414,000                        321,000
___________________________________________________________________________________________________

(1)Amounts shown include pension benefits under the Company's registered pension plan and SRA.

(2)Service cost is the value of the projected pension earned for pensionable service in 2007. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan obligations disclosed in the notes to the 2006 consolidated financial statements. For Mr. Entwistle, Mr. McFarlane and Mr. Natale, the service cost is the cost in 2007 for two years of pensionable service credit.

(3)Accrued obligations are the actuarial value of projected obligations for service to December 31, 2006. The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the notes to the 2006 consolidated financial statements.

(4)Amounts in this column are based on 2007 compensation levels and assume accrued years of service to age 60 for each of the named executives.

Employment agreements

TELUS is a party to executive employment agreements for an indefinite term with each of the named executives. The agreements provide that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement ("without cause"), the executive will be paid a severance payment, receive continued benefit coverage and be credited with continued accrual of pensionable service as follows: for Darren Entwistle, Robert McFarlane and Joe Grech - severance equal to two times annual compensation and two years of benefit continuation and pension credit; for Joe Natale - severance equal to one and one half times annual compensation and eighteen months of benefit continuation and pension credit; and for John Watson
- severance equal to one and one half times annual compensation and eighteen months of benefit continuation. Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

The agreements with Messrs. Entwistle, McFarlane, Natale and Grech provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the following time periods:

Named executive		        Employment period
_______________                 __________________

D. Entwistle			September 1, 2006 to September 1, 2011
R. McFarlane 		 	  January 1, 2005 to   January 1, 2010
N. Natale			September 1, 2006 to September 1, 2011
J. Grech		 	 November 1, 2000 to  November 1, 2005

Under his agreement, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations at the commencement of his agreement, of which $50,000 was forgiven in each year from 2001 to 2005 inclusive. This loan was fully extinguished in 2005.

In 2006, the employment contracts of Mr. Entwistle and Mr. Natale were each amended to provide for a pension service credit enhancement, on the basis of one year for each additional year over the next five years. The additional service would not be counted for purposes of determining early retirement discounts to pension and would not be used for any other non-pension related items that might be dependent on service.

In 2006, with the approval of the Board based on the recommendation of the Compensation Committee, the employment contract of Mr. Entwistle was further amended to provide that upon a change of control as defined in the same manner as the Management Plan, all of the then unvested stock options, ESUs and RSUs issued to Mr. Entwistle will vest immediately. Change of control was defined to specifically exclude conversion of the Company into an income trust. In its deliberations, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.


                 Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 2001 and reinvestment of dividends.

                    ( GRAPH )


____________________________________________________________________________________________________________________
                         Dec 31, 2001   Dec 31, 2002   Dec 31, 2003    Dec 31, 2004     Dec 31, 2005    Dec 31, 2006
____________________________________________________________________________________________________________________
TELUS common shares          100           75             115              164              221            253
____________________________________________________________________________________________________________________
TELUS non-voting shares      100           73             112              166              227            259
____________________________________________________________________________________________________________________
S&P/TSX Composite Index      100           88             111              127              158            185
____________________________________________________________________________________________________________________

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

The Company from time to time has notional indebtedness outstanding for brief periods from non-executive team members with respect to the cashless exercise of their options.

Securities authorized for issuance under Equity Compensation Plans

The Company has a number of equity compensation plans, but the only continuing equity compensation plan of the Company under which equity shares may be issued from treasury on the exercise of options is the TELUS Management Share Option Plan (the "Management Plan"). As of December 31, 2006, the dilution as a result of total share option reserves was approximately 5.7% of all outstanding common and non-voting shares.

Options remain outstanding under the Directors Share Option and Compensation Plan (the "Directors Plan"). But as reported below, the Board discontinued the option program for directors in 2003 and no further options have been granted to directors since then. This plan now provides for the issuance of deferred share units ("DSUs") to directors. In February 2006, the Board determined that all obligations to deliver non-voting shares to satisfy the payment of DSUs under this plan will be met through market purchase and not through issuance from treasury.

Options also remain outstanding under the TELUS Corporation Employee Stock Option Plan (the "Team TELUS Plan"). This plan was established to grant options to most employees of the Company and its subsidiaries. In 2004, this option program was completed and further option grants under this plan were discontinued.

In addition to the foregoing, there are options outstanding entitling holders to acquire shares of the Company under the BC TELECOM Share Option Plan (the plan that was in place prior to the merger of predecessor Alberta-based TELUS Corporation and BC TELECOM Inc. in 1999) and under the TELUS Share Option Plan for Former Clearnet Optionholders (the plan that was put in place for employees of Clearnet Communications Inc. ("Clearnet") upon the acquisition of Clearnet by the Company in 2000). No further options are being issued under these plans.

The following table provides information as at December 31, 2006 with respect to shares of the Company authorized for issuance under equity compensation plans that permit issuance from treasury.

________________________________________________________________________________________________________
                                                                               Number of securities
                                                                               remaining available for
                                                                               future issuance under
Plan category             Number of securities to      Weighted-average        equity compensation
                          be issued upon exercise      exercise price of       plans (excluding
                          of outstanding options       outstanding options     securities in column A)
                                 (#)                           ($)                      (#)
                                  A                             B                        C
________________________________________________________________________________________________________
Equity compensation            877,670                        36.78                      Nil
plans approved by
securityholders
________________________________________________________________________________________________________
Equity compensation          9,691,792                        30.98                     8,754,745
plans not approved
by securityholders
________________________________________________________________________________________________________
Total                      10,569,462                         31.46                     8,754,745
________________________________________________________________________________________________________

Stock option plans

TELUS Management Share Option Plan

The Management Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into the Directors Plan and the Management Plan. The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of shareholders and to provide incentive compensation based on the value of non-voting shares. As at March 9, 2007, there were options outstanding under the Management Plan to purchase 690,931 common shares and 7,822,184 non-voting shares representing 2.5 per cent of the issued and outstanding equity shares of the Company. Of these options outstanding, 333,339 options for common shares and 1,623,293options for non-voting shares or 0.6 per cent of the total number of options outstanding under the plans were held by insiders (as that term is defined under applicable securities law).

Options are granted under the Management Plan to eligible employees as determined by the Compensation Committee. Eligible employees are generally senior managers or key management employees and include approximately 3609 employees of the Company and its subsidiaries. The Compensation Committee approves the total number of options to be granted to executive management on the recommendation of the CEO as part of the Committee's approval of executive compensation, while the Board approves the total number of options to be granted to the CEO on the recommendation of the Compensation Committee as part of the Board's approval of CEO compensation. The CEO may determine the total number of options to be granted to non-executive management. The Management Plan provides that the number of non-voting shares to be optioned to any participant under the Management Plan, together with any other equity compensation plan for employees, cannot exceed five per cent of the outstanding equity shares. In addition, a majority of the options granted under the Management Plan cannot be granted to insiders and insiders as a group are not permitted to hold options under the Management Plan that, together with options under any other equity compensation plans of the Company, exceed 10 per cent of the Company's issued and outstanding shares.

Under the Management Plan, options may be issued with vesting provisions as determined upon granting, and if not determined, the plan provides that options cliff-vest on the third anniversary of the date of grant.

Until November 2006, the exercise price under the Management Plan was the weighted average trading price of the non-voting shares (or common shares for options granted prior to 2001) on the last business day before the grant date. Currently, the exercise price is the arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date. The current formula is the same as the formula for determining the allocation price of RSUs. This change in the option exercise price was made in 2006 to better reflect market value (a five-day average is more likely to be reflective of market than the previous one-day formula) and to promote pricing consistency among different types of incentives (the new formula is the same as the RSU formula).

The expiry date for options granted under the Management Plan can be any time up to 10 years from the grant date. Currently, options are being granted with an expiry date of seven years from the grant date. Options cannot be transferred or assigned by a participant.

Options expire under the Management Plan on the earliest of (i) the day of voluntary termination of employment by a participant (other than termination on retirement or by reason of disability), unless otherwise determined by the Compensation Committee; (ii) 90 days after termination by the Company or a subsidiary of employment without just cause, unless otherwise determined by the Compensation Committee; (iii) the date of termination of employment of the participant for just cause; (iv) 12 months following the death of a participant for vested options and options that vest within that 12 months; or (v) the expiry date of the option.

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the common shares under option less the exercise price. The market price for this purpose is the average trading price on the TSX for the last business day before the determination of the price. The Company may override the election and require that the common shares be purchased.

The Management Plan also provides that at the time options are exercised, the Company may elect to have the options exchanged for a right of the optionholder to receive non-voting shares or common shares, as the case may be, in settlement for the options so exchanged. The number of non-voting or common shares to be issued to the optionholder will be the number obtained by i) multiplying the number of options exercised by ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable shares. The options so exchanged are cancelled, and the number of non-voting shares or common shares determined by the difference between the number of options exchanged and the number of non-voting shares or common shares issued in that exchange will be added back to the applicable reservation of shares under the Management Plan.

The Board, subject to any regulatory or required shareholder approval, has the power under the Management Plan to amend or terminate the Management Plan at any time, provided that it will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to amend the vesting of any option and the right to extend the expiry date of any option to a date that is not beyond the original expiry date. Shareholder approval is required for any amendment to the Management Plan that is considered material including any increase in the reservation of shares, any cashless exercise or stock settlement if the shares underlying the options are added back to the reservation, any change in the exercise price of outstanding options, and any financial assistance by the Company or increase in participation by insiders.

2006 amendments to Management Plan

Four amendments to the Management Plan were made in 2006 as outlined below. In accordance with the rules of the TSX and the amendment provisions of the Management Plan text noted above, shareholder approval was not required for these amendments.

Change of control

The Management Plan was amended to incorporate change of control provisions. "Change of control" is defined to be (i) a sale to or acquisition by persons not affiliated with the Company of assets of the Company and its subsidiaries having a value of more than 50 per cent of the fair market value of those assets on a consolidated basis; (ii) a formal take-over bid being made for voting securities of the Company; (iii) an acquisition by any persons acting jointly or in concert of 35 per cent or more of the voting securities of the Company (excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transactions involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or of the continuing entity following the completion; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes the proposed income trust conversion announced in September 2006, as well as any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. "Substantially all of the assets" is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default: (i) in the event of a takeover bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the shares received on exercise to the takeover bid, but any shares not taken up and paid for will be cancelled and the options will be reinstated as unvested options; (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control as defined, then with regard to any participant whose employment is terminated without cause or who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control will immediately vest and be exercisable for 90 days following termination, and for 12 months following death.

Cash settlement feature

A cash settlement feature (the "Cash Settlement Feature") was approved to permit the Company to allow for cash settlement of designated options. In lieu of exercising designated options for shares, a participant may elect to surrender these options after vesting and receive, in cash, an amount equal to the difference between the market price and the exercise price. The market price for this purpose is the volume weighted average price of the shares under option on the TSX (excluding certain block trades and trades after a certain time in the afternoon), on the business day following the election by the participant. The surrendered options will be cancelled by the Company and the shares underlying these options will not be added back to the share reservation.

Definition of "Market Price"

The definition of market value of a share was amended from a weighted average price on a day to a weighted average price of the applicable share over a five-day period excluding certain specified trades and trades after a specified time, for the reasons outlined on page 39.

Option expiry upon termination of employment without cause

The Company intends for option holders whose employment is terminated by the Company without cause to have 90 days after their last day of work to exercise vested options. Previously, the Management Plan specified that options would expire 90 days after the member is given a notice of termination. The notice date is not necessarily the last day of work or the employment termination date. This provision in the Management Plan was amended in 2006 to clarify that the 90-day period starts from the date of termination of employment as opposed to the day of notice, to better ensure that team members who work during their notice period would not lose their vested options prematurely, while avoiding an unintended extension of the 90-day period by virtue of differences in severance arrangements.

Directors Share Option and Compensation Plan

As at March 9, 2007, options to purchase a total of 41,650 common shares and 33,000 non-voting shares or 0.02 per cent of the issued and outstanding equity shares of the Company were outstanding under the Directors Plan. These options have a 10-year term and an exercise price that is equal to the weighted average price of the Company's common or non-voting shares, as applicable on the trading day immediately preceding the date of grant. As previously noted, no options have been granted under this plan since 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options. Options cannot be transferred or assigned by a participant other than by will or the laws of succession on devolution.

Under the terms of the Directors Plan, options expire on the earlier of (i) 12 months after the participant ceases to be a director due to death, and (ii) the expiry date of the option, whether or not the participant has previously ceased to be a director; provided that if the participant becomes a director, officer or employee of a competitor after he or she ceases to be a TELUS director, the options will immediately terminate. For options outstanding on January 1, 2002, the Directors Plan permits the participant to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election were selected. The Company may override the election and require that the common shares be issued from treasury in their entirety.

The Directors Plan also provides that a participant may elect to receive the annual retainer and meeting fees paid to that participant in DSUs, shares or cash. DSUs are credited to an account for a participant based on the weighted average trading price of non-voting shares (or common shares for DSUs held before January 2001) on the day the fees are paid. DSUs held for a participant are credited with dividends paid on the Company's shares, and when paid out, are paid to a participant at the then market price of the applicable shares, as determined under the plan. If a participant elects to be paid in shares, non-voting shares are acquired by the plan administrator in the open market for the participant. In February 2006, the ability of the Company to issue non-voting shares from treasury in that circumstance was cancelled.

The Directors Plan was amended in 2006 to add the Cash Settlement Feature. In accordance with the rules of the TSX and the amendment provisions of the Directors Plan text noted below, shareholder approval was not required for this amendment.

The Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to amend the vesting of any option and the right to extend the expiry date of any option to a date that is not beyond the original expiry date. Shareholder approval is required for any amendment to the Management Plan that is considered material, including any increase in the reservation of shares, any cashless exercise or stock settlement if the shares underlying the options are added back to the reservation, any change in the exercise price of outstanding options, and any financial assistance by the Company or increase in participation by insiders.

Team TELUS Plan

In 2001, the Company established the Team TELUS Plan, which provided for 100 options to be granted, from time to time, under the plan to all regular, part-time, casual and temporary employees of the Company and its subsidiaries, other than those who were eligible to receive grants under the Management Plan. In 2001, 11,040,000 non-voting shares representing 3.1 per cent of the Company's shares issued and outstanding were reserved for issuance under the plan. As at March 9, 2007, there were 1,915,800 non-voting shares, representing
0.6 per cent of the Company's issued and outstanding shares, to be issued upon the exercise of outstanding options under the Team TELUS Plan. The Company has discontinued granting options under this plan after the 2004 grants.

Under the terms of the Team TELUS Plan, all eligible employees received the same number of options. Options were granted under this plan in 2001, 2002 and 2003. Options granted under the plan have a maximum expiry date of ten years and an exercise price equal to the weighted average trading price of the Company's non-voting shares on the trading day immediately before the grant date. The options have all vested at this time. Options terminate on the earliest of (i) the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause; (ii) three years after the date of normal retirement of a participant; (iii) 12 months after the date of death or disability of a participant; (iv) 90 days after termination of a participant's employment by the Company or a subsidiary, or after a subsidiary is sold by the Company; or (v) the expiry date of the options. Options cannot be transferred or assigned by a participant under the plan. A participant may not assign any option other than by will or the laws of succession and devolution.

The Team TELUS Plan was amended in 2006 to add the Cash Settlement Feature. In accordance with the rules of the TSX and the amendment provisions of the Team TELUS Plan text noted below, shareholder approval was not required for this amendment.

Currently, the Board of Directors of the Company, subject to any regulatory or required shareholder approval, has the power under the Team TELUS Plan to amend or terminate the Team TELUS Plan at any time, provided that it does not impair any option previously granted. Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without shareholder approval.

Other existing share equity plans

TELUS Share Option Plan for Former Clearnet Optionholders (the "TELUS/Clearnet Plan")

When TELUS acquired Clearnet on October 20, 2000 (the "Effective Date"), holders of options under the Clearnet Communications Inc. Option Plan (the "Clearnet Plan") were given the right to exchange their options under that plan for options under the TELUS/Clearnet Plan.

The exercise price of the options was determined by subtracting from (a) the market price of the non-voting shares of the Company on the Effective Date, (b) the amount obtained by dividing the difference between the market price of Clearnet common shares on the Effective Date and the exercise price of the options under the Clearnet Plan, by 1.636. This exercise price reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. No further options are granted under the TELUS/Clearnet Plan. The options under this plan are not assignable except by the laws of succession and devolution.

As at March 9, 2007 options to purchase 50,531 non-voting shares or 0.02 per cent of the issued and outstanding shares of the Company were outstanding under the TELUS/Clearnet plan. The options under the TELUS/Clearnet Plan expire on the earliest of (i) six months after the date of voluntary termination of employment by a participant or the date of termination of the participant by the Company or a subsidiary without just cause; (ii) three years following the date of normal retirement of a participant, or disability of a participant, provided it is not beyond the original expiry date; (iii) the date of termination of employment of a participant for just cause; (iv) 12 months after the death of a participant; or (v) the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).

The TELUS/Clearnet Plan was amended in 2006 to add the Cash Settlement Feature. In accordance with the rules of the TSX and the amendment provisions of the TELUS/Clearnet Plan text noted below, shareholder approval was not required for this amendment.

The Board, subject to any regulatory or required shareholder approval, has the power under the TELUS/Clearnet Plan to amend or terminate the TELUS/Clearnet Plan at any time, provided that it does not impair any option previously granted. Effective June 2007, in accordance with TSX rules, the Board may not amend the TELUS/Clearnet Plan without shareholder approval.

BC TELECOM Share Option Plan

At the time of the merger of BC TELECOM Inc. and predecessor Alberta-based TELUS Corporation in February 1999 (the "Merger"), the options then existing under the BC TELECOM Share Option Plan ("BC TELECOM Plan") and the TELUS Corporation Share Option Plan ("TSOP") were converted into options to purchase common shares and non-voting shares of the Company based on the exchange ratio for BC TELECOM shares and TELUS shares pursuant to the plan of arrangement. The exercise prices under the BC TELECOM Plan were determined based on the exchange ratio and the exercise prices of the granted options under the respective plans on the effective date of the Merger. No further options are issued under this plan. All outstanding options granted under the TSOP either expired or were exercised.

As at March 9, 2007, there were options to purchase 20,205 non-voting shares and 60,595 common shares outstanding under the BC TELECOM Plan, or 0.02 per cent of the issued and outstanding shares of the Company. These options expire at varying dates up to 2008. Under the BC TELECOM Plan, the participants hold share appreciation rights that entitle them to receive an amount in cash equal to the difference in the exercise price and the closing price of the applicable shares of the Company on the day prior to the date of exercise. To the extent participants exercise the share appreciation rights, the corresponding option is cancelled. Options and rights under the BC TELECOM Plan are exercisable on the earliest of (i) 12 months after (a) a participant retires, or (b) a participant ceases to be an officer or director of the Company, or (c) a participant's death; (ii) in all other cases other than as set out in (i), on the day a participant ceases to be an employee, unless otherwise determined by the Compensation Committee; and (iii) the expiry date of the options. All options are non-transferable.

The BC TELECOM Plan was amended in 2006 to add the Cash Settlement Feature. In accordance with the rules of the TSX and the amendment provisions of the BC TELECOM Plan text noted below, shareholder approval was not required for this amendment.

Currently, the Board may amend or terminate the plan provided that the amendment does not, without the consent of the optionee, alter or impair any options previously granted and the amendment is subject to any required regulatory approval. Effective June 2007, in accordance with TSX rules, the Board may not amend the BC TELECOM Plan without shareholder approval.

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Directors' and officers' insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law. The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions. Such insurance currently provides for an annual aggregate limit of $135 million USD coverage with a $2.5 million USD deductible; where the Company is not able to indemnify the insured persons the deductible is nil. The approximate premium associated with the insurance protection of individual directors and officers was $1,300,000 for 2006.

Additional matters and information

Additional financial information is contained in the Company's Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2006 and Management's discussion and analysis thereon. Copies of these documents are available upon request to TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company's public documents are filed with SEDAR and EDGAR and may be found on the following websites, sedar.com and sec.gov.

Board approval

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 9, 2007.

    s/s Audrey T. Ho
    ____________________
        Audrey T. Ho
        Vice-President, Legal Services and General Counsel and Corporate Secretary


Appendix A: Statement of TELUS' corporate governance practices

TELUS is committed to effective and best practices in corporate governance. In 2006, TELUS maintained its focus on good corporate governance and continued to seek out opportunities for improvement, while regulators continued to take measures that will impact TELUS, including:

* the announcement by the Canadian Securities Administrators (the "CSA") in March 2006 that it would not proceed with Multilateral Instrument 52-111 Reporting on Internal Control over Financial Reporting;

* the announcement by the CSA in March 2006 of proposed revisions to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings to include additional provisions with respect to internal control over financial reporting;

* the announcement by British Columbia's Attorney-General in February 2006 that it would defer bringing the amended British Columbia Securities Act into force and the subsequent request for comments in June 2006 regarding the type of secondary market civil liability regime British Columbia should adopt;

* the release in June 2006 by the Ontario Securities Commission of proposed Policy 51-604 Defence for Misrepresentations in Forward-Looking
  Information; and

* the amendments to National Instrument 51-102 Continuous Disclosure Obligations which came into force in December 2006.

TELUS is in full compliance with Policy 58-201 Corporate Governance Guidelines ("Governance Guidelines"), National Instrument 58-101 Disclosure of Corporate Governance Practices ("Governance Disclosure Rule") and the Investor Confidence Rules issued by the CSA. TELUS is also in full compliance with section 303A of the New York Stock Exchange Governance Standards (the "NYSE Governance Rules") including certain elements that are not legally required of TELUS.

TELUS is committed to transparent and comprehensive disclosure of its corporate governance practices. For over a decade, the Company has disclosed its corporate governance practices, first in relation to the TSX governance guidelines adopted by the TSX in 1995, and now as required by the Governance Disclosure Rule, which was adopted by the TSX in 2005. In December 2006, the Canadian Institute of Chartered Accountants recognized TELUS for the second year in a row for excellence in corporate governance and reporting by presenting to the Company the Award of Excellence for Best Corporate Governance Disclosure across all industry sectors in Canada.

Consistent with TELUS' commitment to fulsome disclosure, TELUS regularly assesses emerging best practices and has provided voluntary additional disclosure on its corporate governance practices that often exceeds legal requirements. For 2006, that assessment included an evaluation of the new executive compensation disclosure rules adopted by the SEC in August 2006, and, to the extent not inconsistent with Canadian rules, adopting elements of the new rules even though they are not binding on TELUS. The disclosure contained below follows the Governance Disclosure Rule but includes voluntary disclosure not mandated by it.

Disclosure of TELUS' practices

Board of Directors

Independent directors

Since 2000, the TELUS Board of Directors has adopted a policy requiring that at least a majority of its Board of Directors be "independent." In determining "independence," the Board of Directors has adopted a set of criteria that goes beyond applicable securities rules. The Board has chosen to voluntarily comply with all elements of the "independence" test pronounced by the New York Stock Exchange including those that are not binding on TELUS. Accordingly, the "independence" tests applied by TELUS comply with the Governance Disclosure Rule, the CSA's Investor Confidence Rules and the NYSE Governance Rules. These policies are reflected in the TELUS Board Policy Manual.

The Board applied this expanded test of independence to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada's largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their family members, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. The Board has therefore determined that all of the proposed directors, other than Mr. Entwistle, are independent.

Additional disclosure on Board members, including their business experience and backgrounds, and the names of other reporting issuers or organizations on whose boards they serve, can be found in the Election of directors on page 6 of this information circular, the TELUS 2006 annual report - business review, and at telus.com/bios.

Non-independent directors

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and the only director who is not an "independent" director pursuant to the Governance Disclosure Rules.

Interlocking boards

Brian MacNeill and Darren Entwistle both sit on the Board of the TD Bank Financial Group.

Meetings of independent directors

As a regular feature at regularly scheduled Board meetings, the Board meets without management other than the CEO and the Corporate Secretary, followed by an "in-camera" session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. Pursuant to the TELUS Board Policy Manual, the Board is also required to hold at least one annual in-camera session without non-independent directors present. In 2006, the Board held eight such in-camera sessions.

Attendance records for each director can be found on page 10. Directors are expected to attend all Board and committee meetings.

Independent Chair of the Board

The Board has adopted a number of policies to better ensure the independence of the Board. The Chair of the Board is required to be independent. In addition, the positions of Chair and CEO must be separate. Brian Canfield, the current Chair of the Board, was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Mr. Canfield has passed the three year "cooling-off period" required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his "independence" from management. The Board has determined that Mr. Canfield is an "independent" director under the Governance Disclosure Rule and the NYSE Governance Rules.

Board mandate

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the Committee Chairs, and the CEO. The terms of reference for the Board of Directors are contained in the Manual and also attached as Appendix "B" to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of references of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegations Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance. The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements. The policy sets out the Company's policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy's objectives include i) disclosing information in a timely, consistent and appropriate manner; and ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

The Board has developed a description of the role and responsibilities the Chair of the Board, and brief position descriptions for the Chair of each Board committee, all of which are described in the TELUS Board Policy Manual. The duties of the Chair include leading the Board in its management and supervision of the business and affairs of the Company, its oversight of management and promoting effective relations with shareholders.

The Board has also developed terms of reference for the CEO, which are described in the TELUS Board Policy Manual. The Board annually approves the Company's goals and objectives for which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see Mandate and Report of the Human Resources and Compensation Committee on page 21.

Orientation and continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on the directors' orientation program and plans for the ongoing development of existing Board members. Directors and management identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

The Board's continuing education program evolved in 2006 by the addition of two innovations at Board meetings: first, discussions on technology, industry or specific business strategy led by different TELUS executive leadership team members were added as a recurring feature; second, a new "Ask the CEO" in-camera discussion with the CEO was introduced at every regular board meeting, structured to allow the CEO and the Board to engage in interactive discussions on key business strategy, operations and risks in addition to the regularly scheduled CEO in-camera session. In addition, educational topics are regularly presented at either meetings of the Board or the committees for review and discussion, relevant literatures are circulated, and the directors are canvassed each year for topics of interest. In 2006, the Board engaged in education sessions on: developments in the telecommunications industry, including the major players and impact on the Company; the impact of emerging technologies on the communications industry and TELUS; emerging best practices in corporate governance, including a review of US and Canadian practices on majority voting and mandatory retirement; updates on corporate governance regulations and privacy law; emerging issues in pension governance; and emerging best practices and changing regulations regarding executive compensation. Finally, in accordance with TELUS policy to fund director education, the Chair approved Company funding for a director's participation in the Directors Education Program at the Institute of Corporate Directors.

Ethical business conduct

TELUS has adopted an Ethics Policy, which applies to all TELUS team members, including directors, officers and employees of TELUS. Copies of the Ethics Policy are available at telus.com/governance. As part of the policy, TELUS created the TELUS EthicsLine, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues that are reported on a quarterly basis to the Audit Committee.

TELUS has also established an Ethics Office, which conducts investigations, provides advice on ethical dilemmas and establishes appropriate policies and guidelines on TELUS' expected standards of business conduct. The Ethics Office oversees ethics training, including an online interactive ethics course that is mandatory for all TELUS team members, and annually requires each director to review the Ethics Policy and affirm that he or she has done so.

The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. The Audit Committee also receives quarterly reports from the Chief Internal Auditor on the results of any investigation of whistleblower, ethics and internal controls complaints. Waivers granted under the Policy must be pre-approved by the Board of Directors or their designate.

The Ethics Policy also provides guidelines on how to deal with conflicts of interest and requires disclosure of actual or potential conflicts by TELUS team members. Furthermore, under the Business Corporations Act (British Columbia) and the Company's Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual's duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors' resolution to approve that contract or transaction.

Nomination of directors

Upon the recommendation of the Corporate Governance Committee, the Board annually reviews the size and composition of the Board and the committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual, to advance the objective of forming an effective-functioning Board that presents a diversity of views and business experience.

The Corporate Governance Committee, which is comprised entirely of "independent" directors, is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors. This process has been outlined in the TELUS Board Policy Manual. Furthermore, during the evaluation process, the Chair of the Board aims to identify for the Corporate Governance Committee impending vacancies on the TELUS Board as far in advance as possible to allow sufficient time for identification and recruitment of new directors.

When recruiting new directors, the Corporate Governance committee considers, among other things, the strategic imperatives for the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills as a whole and the attributes and experience new directors should have in order to best enhance the Company's business plan and strategies. Key components of this review are the Board and director evaluations and skills self-assessments and the committee's consultations with the Chair of the Board and the CEO. The Corporate Governance Committee formulates a list of the most desirable mix of attributes and experience, including track record of business success and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria. Prospective candidates meet with the Chair and the President and CEO and any other directors the Corporate Governance Committee deems appropriate, and are informed of meeting schedules and the commitment the Company expects of its directors. The Corporate Governance Committee also assesses the financial literacy and independence of prospective candidates prior to making its recommendation to the Board.

The terms of reference for the Corporate Governance Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Corporate Governance Committee see Mandate and report of the Corporate Governance Committee on page 14.

Compensation

Officers' compensation

The Board has delegated to the Compensation Committee, which is comprised entirely of "independent" directors, the responsibility for reviewing and recommending to the Board compensation of the CEO, and approving the compensation of the remaining executive management.

The Compensation Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation.

In addition to setting executive compensation, the Compensation Committee reviews the Company's overall organizational structure for executive management, and recommends to the Board for approval the appointment of executive leadership team members. The Compensation Committee reviews and recommends to the Board for approval annually the CEO's succession plan. In addition, the Compensation Committee reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management including specific personal development plans and career planning for potential successors. For more information on the Compensation Committee's responsibilities, including the process by which it determines compensation of TELUS' executive leadership team, see the Mandate and report of the Human Resources and Compensation Committee on page 21.

Compensation consultant

The Compensation Committee engages the services of an external compensation consultant, Hewitt Associates, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations. For further information regarding the compensation consultant, including its mandate, see the Mandate and report of the Human Resources and Compensation Committee on page 21.


Directors' compensation

The Corporate Governance Committee reviews and recommends to the Board the compensation and benefits of Board members. In this regard, the Committee considers factors such as market data, time commitments, and responsibilities of the directors. In 2003, TELUS stopped granting options to directors. In 2005, the Corporate Governance Committee discussed the Company's philosophy on directors' compensation, determining to conduct a fulsome review of directors' compensation in 2006. The Corporate Governance Committee conducted the comprehensive review in 2006, with the assistance of Hewitt Associates, employing a market study of compensation arrangements of a peer group of public companies in similar industries and public companies of comparable size and complexity in different industries. For details on the review and the 2006 and 2007 compensation payable to directors, see Director compensation on page 10.

The Company aligns the Board's interests with the interests of shareholders by maintaining equity ownership thresholds to be attained by directors, and by choosing equity payment in the form of deferred share units in lieu of options. In February 2006, the Corporate Governance Committee recommended for approval to the Board an increase in the Chair's equity ownership threshold from $400,000 to $500,000, to be acquired within five years of joining the Board. For all other non-management directors, the minimum equity ownership was also increased from $200,000 to $300,000 to be acquired within five years of joining the Board. In addition, the Company requires that half of the annual board retainer be directed to the purchase of TELUS shares or paid in the form of deferred share units, until the target equity ownership threshold is reached. As of March 9, 2007, all of the proposed non-management directors (including the Chair) have exceeded their minimum equity ownership levels. All non-management directors' shareholdings are disclosed under the Election of directors on page 6.

Other Board committees

In addition to the Audit, Corporate Governance and Human Resources and Compensation Committees, the Board has established a Pension Committee. The Pension Committee is responsible for overseeing most of the pension plans pertaining to the Company and its subsidiaries. Its specific duties include responsibility in respect of the actuarial soundness of the Pension Plans (as defined in the Pension Committee's terms of reference), the administrative aspects of the Pension Plans, investment policy, the performance of the investment portfolios and compliance with government legislation.

All committees have the authority to retain external advisors at TELUS' expense in connection with their responsibilities, and both the Corporate Governance Committee and Compensation Committee have done so in 2006 as described in their reports. Detailed descriptions of each committee's mandate are found in this information circular on pages 14, 16, 18 and 21, while the full text of each committee's terms of reference can be found at telus.com/governance.

Assessments

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and its members that is comprised of three components: a Board effectiveness survey, a peer evaluation and a skills self-assessment. In the first, directors are asked to rate the effectiveness of the Board, each committee, the Chair of the Board and committee chairs. The survey also asks directors to rate Board and committee processes and the Board's relationship with management and provide suggestions for improvement in any and all areas surveyed. The director peer evaluation survey, initiated in 2002, provides each director with feedback from his or her peers on his or her performance. It also provides directors with suggestions for improving their effectiveness as directors and contributions to the Board. Finally, the directors complete an annual skills self-assessment, designed to assist in determining the strengths and gaps in Board skills as a whole and to enable a comprehensive and meaningful assessment of skill requirements for nominating future directors and succession planning. This self-assessment also assists the Corporate Governance Committee in determining topics for continuing education and assessment of each director's financial literacy.

The Board effectiveness assessment and peer evaluation are conducted confidentially and, in accordance with the TELUS Board Policy Manual, the Chair conducts separate interviews with each director to discuss the results of the director's evaluations and self-assessment. These interviews provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing the personal contributions of each individual. The Chair reports the collated results of the interviews and the three assessments to the Board. Similarly, the Chair of the Corporate Governance Committee reviews the assessments of the Chair of the Board, discusses them with the Chair and reports the collated results to the Board.

Appendix B: Terms of reference of the Board of Directors

1.      INTRODUCTION

The Board is responsible for the stewardship of the Company and overseeing the management of the Company's business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.	NO DELEGATION

2.1	The Board may not delegate the following matters to any committee:

        a) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

        b) the filling of a vacancy on the Board or any Board committee;

        c) the allotment and issuance of securities;

        d) the declaration and payment of dividends;

        e) the purchase, redemption or any other form of acquisition of shares issued by the Company;

        f) the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

        g) the approval of management proxy circulars;

        h) the approval of any takeover bid circular or directors' circular;

        i) the approval of the financial statements and management's discussion and analysis of the Company;

        j) the appointment or removal of the CEO;

        k) the power of the directors set forth in the Company's charter documents with respect to ownership and voting restrictions;

        l) the establishment of any Board committee and its mandate;

        m) the adoption, amendment or repeal of the charter documents of the Company; and

        n) any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.	BOARD OF DIRECTORS

3.1	Composition

        a) The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

        b) Subject to election by the shareholders and the requirements of the applicable laws, the Company's charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board. Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

        c) The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

        d) The Chair of the Board must be an Independent Director.

3.2	Meetings

        a) The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year. Some of the Board's meetings should be held in locations other than Vancouver.

        b) The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

        c) The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

        d) The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

        e) Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

        f) The quorum necessary for the transaction of business of the directors will be a majority of the directors.

        g) To the extent possible, Board materials will be made available in electronic format.

3.3     Election or Appointment of Directors

The Board, following recommendation by the Corporate Governance Committee, will:

        a) approve the management slate of nominees proposed for election at annual general meetings of the Company;

        b) approve candidates to fill any casual vacancy occurring on the Board; and

        c) fix the number of directors as permitted by the Company's charter documents.

3.4	Compensation and Share Ownership Requirement

Appendix I - Director Compensation and Share Ownership Criteria lists the current levels of directors' compensation and the shareholdings required of directors of the Company.

3.5	Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

        a) Audit Committee - Appendix E

        b) Corporate Governance Committee - Appendix F

        c) Human Resources and Compensation Committee - Appendix G

        d) Pension Committee - Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee. Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D - Terms of Reference for Committees of the Board of Directors.

4.	SELECTION OF MANAGEMENT

4.1. In accordance with the Company's charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO's compensation.

4.2. Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3. The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4.    The Board is responsible for overseeing succession planning.

5.	STRATEGY DETERMINATION

The Board will:

5.1. annually consider and approve the Company's objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2. monitor and assess the resources required to implement the Company's strategic plan;

5.3. monitor and assess developments which may affect the Company's strategic plan;

5.4. evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5. monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company's objectives and goals.

6.	MATERIAL TRANSACTIONS

6.1	Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.	PUBLIC REPORTING

The Board is responsible for:

7.1 	ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2	ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3	ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4	reporting annually to shareholders on its stewardship for the preceding year; and

7.5	providing for measures that accommodate feedback from shareholders.

8.	MONITORING RISKS AND INTERNAL CONTROLS

The Board is responsible for:

8.1 identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks; and

8.2 ensuring the integrity of the Company's internal control and management information systems.

9.	PROCEDURES AND POLICIES

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	LEGAL REQUIREMENTS

10.1 The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2 The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.	EVALUATION

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair. See Appendix L - Board and Director Evaluation Process.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary